As filed with the Securities and Exchange Commission on May 13, 2002 Registration No. 333-87188

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                                AMENDMENT NO. 1



                                      TO


                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                                   TOO, INC.
            (Exact Name of Registrant as Specified in its Charter)

                      Delaware                 31-1333930
                   (State or Other          (I.R.S. Employer
                    Jurisdiction         Identification Number)
                 of Incorporation or
                    Organization)
                              8323 Walton Parkway
                            New Albany, Ohio 43054
                                (614) 775-3500
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               -----------------

                              Kent A. Kleeberger
    Executive Vice President-Chief Financial Officer, Logistics and Systems
                                   Too, Inc.
                              8323 Walton Parkway
                            New Albany, Ohio 43054
                                (614) 775-3500
  (Name and Address, Including Zip Code, and Telephone Number, Including Area
                          Code, of Agent for Service)

                               -----------------

                                  Copies to:

               Karen K. Dreyfus, Esq.     Sarah J. Beshar, Esq.
                Gene D. Levoff, Esq.      Davis Polk & Wardwell
                O'Melveny & Myers LLP     450 Lexington Avenue
                   990 Marsh Road       New York, New York 10017
               Menlo Park, California   Telephone: (212) 450-4000
                        94025
              Telephone: (650) 473-2600 Facsimile: (212) 450-4800
              Facsimile: (650) 473-2601

                               -----------------


  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]



                               -----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                   SUBJECT TO COMPLETION, DATED MAY 13, 2002


                               2,400,000 Shares



[LOGO] Too, inc.

                                 Common Stock

   Too, Inc. is selling all of the shares of common stock in this offering.


   Our common stock is listed on the New York Stock Exchange under the symbol "TOO." On May 10, 2002, the last sale price of our common stock as reported on the New York Stock Exchange was $30.55 per share.


   Investing in our common stock involves risks. See "Risk Factors" beginning on page 7 of this prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

                                                    Per Share Total
                                                    --------- -----
             Public offering price.................    $       $
             Underwriting discount.................    $       $
             Proceeds to Too, Inc., before expenses    $       $

   The underwriters may purchase up to an additional 360,000 shares of our common stock from us at the public offering price less underwriting discount to cover over-allotments, if any.

   The underwriters expect to deliver the shares against payment in New York,
New York on              , 2002.

                               -----------------

                     Joint Lead and Book-Running Managers

Bear, Stearns & Co. Inc.                      JPMorgan

                               -----------------

              The date of this Prospectus is              , 2002

[Inside front cover artwork: images of 'tween girls wearing Limited Too products; images of limitedtoo.com website; and image of mishmash/(R)/ storefront and interior.]

                                                                                      Page
Prospectus Summary...................................................................   1
Caution Regarding Forward-Looking Statements.........................................   6
Risk Factors.........................................................................   7
Use of Proceeds......................................................................  14
Price Range of Common Stock and Dividends............................................  15
Capitalization.......................................................................  16
Selected Consolidated Financial and Operating Data...................................  17
Management's Discussion and Analysis of Financial Condition and Results of Operations  18
Business.............................................................................  27
Management...........................................................................  37
Underwriting.........................................................................  39
Legal Matters........................................................................  41
Experts..............................................................................  41
Where You Can Find More Information..................................................  41
Index to Consolidated Financial Statements........................................... F-1


                               -----------------

   Limited Too(R) is a registered trademark of The Limited, Inc., licensed to us. mishmash(R) and GirlCare(R) are registered trademarks of Too, Inc. and Too Bucks/SM/ is a registered service mark of Too, Inc. All other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

                               -----------------

   CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING." IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."


                               Table of Contents

                              Prospectus Summary

   This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read this entire prospectus carefully, including the risk factors and consolidated financial statements included elsewhere in this prospectus and the documents incorporated by reference into this prospectus. For the purposes of this prospectus, unless the context otherwise requires, "Too, Inc.," "Too," "we," "our," "the Company" and "us" refer to Too, Inc. and our subsidiaries. Our fiscal year ends on the Saturday closest to January 31 of the following year. Fiscal years are designated in this prospectus by the calendar year in which the fiscal year commences.

                                   Overview


   We are a leading specialty retailer of branded apparel and lifestyle products for 'tween girls, ages 7 to 14, and recently introduced a new retail concept for teen girls ages 14 to 19. As of February 2, 2002, we operated 459 Limited Too stores, targeting the 'tween segment, and seven mishmash stores, targeting the teen girl segment. We design, source and market our products under our proprietary brands, Limited Too and mishmash, for sale exclusively in our stores. Our sales strategy is to integrate our retail, direct mail and website channels to provide marketing vehicles and sources for the latest fashion and trends. Both store concepts are located primarily in high-traffic mall locations.


   Our store design, merchandise assortments and marketing initiatives are intended to create lifestyle brands that capture the latest trends for our fashion-aware customers. With Limited Too, we have created destination retail stores that showcase our brands and the scope of our product offerings, encouraging customers to spend time experimenting with and trying on products before making purchases. We believe our target customers want a broad assortment of merchandise for their wardrobes, including apparel for school, leisure and special occasions, as well as non-apparel merchandise, such as footwear, candy, jewelry, cosmetics and lifestyle products. We have historically relied on colorful in-store graphics and window displays to convey our fun and "cool" image. We intend to leverage these successful marketing efforts to continue to promote brand awareness on a national level, including engaging in cross-promotions with major media companies such as Disney and Universal Studios and consumer product companies.

   In 1996, our management team recognized that our core customer had her own emerging sense of style and revised our strategy to focus on girls 7 to 14 years of age as our target customer group. Since then, we have implemented an aggressive store opening campaign to capitalize on our business strengths and have grown our Limited Too store base from 308 stores at the end of fiscal 1996 to 459 stores in 46 states at the end of fiscal 2001. Our net sales have increased at a compound annual growth rate in excess of 18%, from $256.7 million in fiscal 1996 to $602.7 million in fiscal 2001. Over the same period, our operating income rate has increased from (3.5%) to 11.0%. We intend to continue our expansion program and plan to open approximately 50 to 55 new Limited Too stores in fiscal 2002 and remodel about 10 stores to enhance their sales and profitability. We expect to open these stores in our existing markets as well as in markets in which we do not currently have a presence. Additionally, we intend to continue to develop our mishmash concept. Based on positive customer response to our first seven mishmash stores, we plan to open at least four more mishmash stores in fiscal 2002 and 30 to 50 stores during fiscal 2003.

                           Our Competitive Strengths

   We attribute our success to date and our opportunities to increase sales, profits and market share to the following strengths:


    . Customer focus. By staying close to our customer, we have developed a detailed knowledge of the fashion tastes, purchasing habits and attitudes of the 'tween consumer. We believe our knowledge of the customer allows us to rapidly respond to her evolving needs and provide her with unique and fashionable merchandise as she grows older and into our mishmash concept.



    . Brand development expertise. We believe our unique merchandising and creative marketing have made Limited Too a focused and differentiated brand within the 'tween segment. We have demonstrated an ability to effectively communicate this brand image through all aspects of our business, including store environments, merchandise assortments, direct mail and our website. We intend to develop our mishmash concept so it can be expanded in the same manner.


    . Proprietary design and merchandising capabilities. As a vertically-integrated specialty retailer, we develop substantially all of our merchandise assortment through our design group, which allows us to create a vast array of exclusive merchandise under our proprietary brands and enables us to respond quickly to changing fashion trends.

    . Store design and creation. A major element of our success is the consistent store-level execution of our brand strategy. We tightly control our in-store presentation through detailed and comprehensive store plans. These plans use visual displays and fixtures designed to brand our stores in a manner tailored to appeal to our target customer group. We design our Limited Too stores to provide a "theme park" destination in the mall and to encourage our customers to touch and sample our products.


    . Integrated sales channels. We offer our products through three integrated sales channels for Limited Too: our stores, catazines (which incorporate editorial content with product our catalog), and website. We believe that our three sales channels, which we refer to as our 360-degree brand, allow us to leverage our experience in customer service and increase the visibility of our brand.


    . Proven management team. Our management team has increased the level of brand awareness and consistently delivered improved financial results over the past five years.

                              Our Growth Strategy

   Our growth strategy focuses on four goals:

    . Limited Too stores. We intend to continue our store expansion program by opening approximately 50 to 55 new Limited Too stores per year and remodeling approximately 10 stores per year. In the long term, we expect Limited Too to become a 650- to 700-store chain.

    . mishmash stores. In addition to our expansion of Limited Too, we are developing and expanding our new mishmash store concept. During 2002, we intend to continue to refine our merchandise assortment and build the infrastructure to support our mishmash roll-out. We expect that these steps will enable us to open 30 to 50 mishmash stores in fiscal 2003.

    . Direct mail and other marketing initiatives. We are committed to enhancing our brand recognition and plan to continue the expansion of our catazine and direct mail contact strategy. We expect our total fiscal 2002 circulation to exceed 34 million catazines, representing an increase of approximately 55% from fiscal 2001. Our ongoing analysis of the catazine's impact on sales demonstrates that it drives additional sales into our stores. We have created, and have plans for, other direct marketing initiatives, which we believe will increase brand loyalty and encourage repeat customer visits.


    . Merchandise and sourcing strategies. We plan to develop new ways to expand existing merchandise categories and introduce new product offerings. We also intend to open our first direct sourcing office, in Hong Kong, by the summer of 2002. Over the long-term, we expect to realize meaningful cost savings from this initiative beginning in fiscal 2003 as we establish direct relationships with factories.



                              Recent Developments



   On May 13, 2002, we reported the following results:



   For the quarter ended May 4, 2002, net income increased 53% to $5.8 million, or $0.18 per diluted share, from $3.8 million, or $0.12 per diluted share, for the first quarter of fiscal 2001. The increase in net income was primarily attributable to the 13.7% increase in aggregate store square footage of our Limited Too stores, higher merchandise margins and lower distribution-related expenses.



   Net sales for the first quarter of fiscal 2002 increased 16% to $158.6 million, compared to $136.7 million for the first quarter of fiscal 2001. Comparable store sales increased 4% for the first quarter of fiscal 2002, compared to a 2% decrease for the same period last year.



   During the first quarter of fiscal 2002, we opened 13 new Limited Too stores, remodeled two stores and closed one store. We opened two new mishmash stores, one in Columbus, Ohio and one in Durham, North Carolina.


                                 Risk Factors


   For a discussion of some of the risks you should consider before purchasing shares of our common stock, see "Risk Factors" beginning on page 7 of this prospectus.



                               -----------------

   Our principal executive offices are located at 8323 Walton Parkway, New Albany, Ohio 43054. Our telephone number is (614) 775-3500. The information contained on our website at www.limitedtoo.com is not part of this prospectus and is not incorporated by reference in this prospectus.

                                 The Offering


              Shares of common stock
                offered (1)............ 2,400,000 shares

              Shares of common stock to
                be outstanding after
                the offering (2)....... 33,879,179 shares

              Use of proceeds.......... To repay outstanding
                                        indebtedness and for
                                        general corporate
                                        purposes.

              New York Stock Exchange
                symbol................. TOO

--------
(1) Does not include 360,000 shares of common stock that we will sell if the underwriters exercise their over-allotment option in full. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option.


(2) Based on the number of shares outstanding as of May 10, 2002. Excludes 3,269,344 shares of common stock issuable upon the exercise of outstanding options and 1,325,581 shares of common stock available for future issuance under our stock option plans.

               Summary Consolidated Financial and Operating Data


                                                                 Fiscal Year Ended
                                            ------------------------------------------------------------
                                            February 2,   February 3, January 29, January 30, January 31,
                                               2002        2001 (1)      2000        1999        1998
                                            -----------   ----------- ----------- ----------- -----------
                                                  (in thousands, except per share data, number of
                                            stores, annual sales per average square foot and percentages)
Statement of Income Data:
Net sales..................................  $602,689      $545,040    $450,426    $374,637    $320,228
Gross income (2)...........................   217,522       192,581     158,189     122,908      93,325
General, administrative and store operating
  expenses.................................   150,976       137,285     115,734      95,027      81,459
Operating income...........................    66,546        55,296      42,455      27,881      11,866
Net income.................................    39,563        32,245      24,576      16,681       7,166
Earnings per share-basic...................  $   1.28      $   1.05    $   0.80    $   0.54    $   0.23
Earnings per share-diluted.................  $   1.23      $   1.02    $   0.79    $   0.54    $   0.23

Selected Operating Data:
Comparable store sales increase (3) (6)....        0 %           4 %         9 %        15 %        20 %
Total net sales growth.....................     10.6 %        21.0 %      20.2 %      17.0 %      24.7 %
Gross income rate (4)......................     36.1 %        35.3 %      35.1 %      32.8 %      29.1 %
Operating income rate (4)..................     11.0 %        10.1 %       9.4 %       7.4 %       3.7 %
Total number of stores open at year end....       459(7)        406         352         319         312
Total square feet at year end..............     1,881(7)      1,669       1,441       1,281       1,244
Annual sales per average square foot (5)...  $    336(7)   $    341    $    329    $    299    $    258
Net cash provided by operating activities..  $ 65,457      $ 29,209    $ 69,547    $ 17,361    $ 30,294
Capital expenditures.......................  $ 63,598      $ 36,308    $ 31,424    $ 14,294    $  4,780

Balance Sheet Data:
Inventories................................  $ 44,537      $ 45,715    $ 34,656    $ 27,565    $ 18,661
Total assets...............................   265,577       209,111     178,593      90,769      73,574
Total debt.................................    50,000        50,000      50,000          --          --
Total shareholders' equity.................   128,209        79,711      45,467      50,017      37,065

--------
(1) Represents the 53-week fiscal year ended February 3, 2001.

(2) Gross income equals net sales less cost of goods sold, buying and occupancy costs.

(3) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that have changed more than 20% in square feet are treated as new stores for the purposes of this calculation.

(4) Calculated as a percentage of net sales.

(5) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.

(6) For purposes of calculating comparable store sales, fiscal 2000 is considered to be the 52 weeks ended January 27, 2001.

(7) Amount excludes seven mishmash stores.

                 Caution Regarding Forward-Looking Statements


   We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) included or incorporated by reference in this prospectus involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond our control. Forward-looking statements are indicated by words such as "anticipate," "estimate," "expect," "intend," "plan," "risk," "could," "may," "will," "pro forma," "likely," "possible," "potential" and similar words and phrases and the negative forms and variations of these words and phrases, and include statements relating to anticipated capital expenditures for opening new stores, including both Limited Too and mishmash, the remodeling or expansion of existing stores, and the related funding, as well as the establishment of a procurement subsidiary and its anticipated impact on our procurement operations and effective tax rate. The following factors, among others, in some cases have affected, and in the future could affect, our financial performance and actual results and could cause future performance and financial results to differ materially from those expressed or implied in any forward-looking statements included or incorporated by reference in this prospectus: our ability to achieve comparable sales growth; our ability to identify and respond to fashion trends and satisfy customer demands; the impact of competition; changes in mall traffic volume; the availability of suitable lease space; our ability to protect our intellectual property; losses of key personnel; increases in mailing, paper or printing costs; our ability to sustain our growth rate; our ability to grow mishmash profitably; seasonal fluctuations in our results; changes in consumer spending patterns, consumer preferences and overall economic conditions; changes in weather patterns; potential disruptions relating to distribution of our products; currency and exchange risks; changes in existing or potential trade restrictions, duties, tariffs or quotas; changes in political or financial stability; and/or other risk factors that are included or incorporated by reference in this prospectus. Future economic and industry trends that could potentially impact revenue and profitability are difficult to predict. Therefore, there can be no assurance that the forward-looking statements included or incorporated by reference in this prospectus will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included or incorporated by reference in this prospectus, the inclusion of such information should not be regarded as a representation that our objectives will be achieved. The forward-looking statements included or incorporated by reference in this prospectus are based on information presently available to our management. We assume no obligation to publicly update or revise the forward-looking statements after the date of this prospectus even if experience or future changes make it clear that any projected results expressed or implied herein will not be realized.

                                 Risk Factors

   Before investing in our common stock, you should carefully consider the various risks described below together with all of the other information in this prospectus. If any of these risks occur, our business, prospects, results of operations and financial condition could be adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

We may not be able to achieve comparable store sales growth.

   Our comparable store sales performance has declined in the past, particularly during the recent recession. Our comparable store sales growth decreased from 9% for fiscal 1999 to 4% for fiscal 2000 and 0% for fiscal 2001. For the fourth quarter of fiscal 2001, our comparable store sales declined 2%. Our comparable store sales will continue to fluctuate and may be affected by many factors, including:

    .  economic conditions;

    .  weather conditions;

    .  our ability to keep up with fashion trends;

    .  competition;

    .  new store openings in existing markets;

    .  store remodelings and expansions;

    .  customer response to new and existing styles; and

    .  procurement and management of merchandise inventory.

   As a result of these and other factors, we may not achieve or be able to maintain comparable store sales growth in the future. Our stock price may be materially adversely affected by declines and fluctuations in our comparable store sales.

We must identify and respond to fashion trends and satisfy customer demands in order to continue to succeed.

   Our success depends in part on our management's ability to anticipate the fashion tastes of our customers and offer merchandise which appeals to them on a timely and affordable basis. We expect our customers' fashion tastes to change frequently. If we are unable to successfully anticipate, identify or react to changing styles or trends, our sales may be adversely affected and we may have excess inventories. In response, we may be forced to increase our marketing promotions or take markdowns, which could have a material adverse effect on our business. Our brand image may also suffer if our customers believe that our merchandise misjudgments indicate that we are no longer able to offer them the latest fashions.

We may be unable to compete successfully in our highly competitive segment of the retail industry.


   The girls retail apparel and accessories industry is highly competitive. We expect competition in this market to increase because there are few barriers to entry and our success may attract additional competitors. In addition, the population of our primary target market, 'tween girls, is expected to remain relatively flat over the near term. Increased competition could result in pricing pressures, increased marketing expenditures and loss of our market share, all of which could have a material adverse effect on our financial condition and results of operations.



   We compete for sales primarily with specialty apparel and accessory retailers, such as GapKids and Claire's, department stores, such as Nordstrom and discount retailers, such as Target. Other specialty retailers, including Wet Seal and Abercrombie & Fitch, have entered the market for pre-teen apparel. In addition to the traditional store-based retailers, we also compete with direct marketers who target customers through catalogs and Internet shopping. Direct marketers also include traditional store-based retailers like us who are expanding or have expanded into catalogs and the Internet as additional distribution channels.


   Some of our competitors may have greater financial, marketing and other resources available to them. In many cases, our primary competitors are located in the same shopping centers as our stores and, in addition to competing for sales, we compete for favorable site locations and lease terms.


We depend on a high volume of mall traffic to generate sales.


   Substantially all of our stores are located in shopping malls. Our sales are derived, in part, from the high volume of traffic in those malls. We benefit from the ability of the malls' anchor tenants, generally large department stores, and other area attractions to generate consumer traffic in our stores' vicinity and on the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from non-mall retailers and other malls where we do not have stores and the closing of anchor tenants. In addition, a decline in the desirability of the shopping environment in a particular mall or a decline in the popularity of mall shopping among our target consumers could have a material adverse effect on our business.


We depend on the availability of suitable lease space to sustain our growth.

   Our future growth significantly depends on our ability to open new stores in desirable locations. We estimate that approximately 200 to 250 sites meet our selection criteria and will be available for new Limited Too stores over the next several years. If we open approximately 50 to 55 Limited Too stores per year, our selection of desirable locations may become limited. We cannot assure you as to when or whether additional desirable locations will become available.


   In addition, as of February 2, 2002 we shared lease space in 107 locations with The Limited. If any of these leases are terminated or defaulted upon by The Limited, we might be forced to move to a different and potentially less desirable store location with less traffic in the same mall, in a different mall or to close the store. This may adversely impact sales at that location and could have a material adverse effect on our financial condition and results of operations.


Our licensed Limited Too and registered mishmash brands are integral to our brand strategy, competitive position and sales.

   We currently license the Limited Too brand name and have a federal registration for the mishmash trademark and other trademarks in the United States and have applied for or obtained a registration for mishmash in most of the foreign countries in which our vendors are located.

   We cannot assure you that the registrations we have obtained will be adequate to prevent the imitation of our products or infringement of our intellectual property rights by others. If a third party imitates our products, consumers may be confused and that third party may gain sales at our expense, and if any such products are manufactured or marketed in a manner that projects lesser quality or carries a negative connotation, our brand image could be adversely affected.

   In addition, our right to operate under the Limited Too brand is governed by an exclusive trademark and service mark licensing agreement with The Limited. The agreement is for an initial term of five years, ending in

August 2004, and is renewable annually thereafter at our option. In return, we are required to provide The Limited with the right to inspect our stores and distribution facilities and the ability to review our advertising. The Limited has the right to terminate the agreement under certain circumstances, specifically if:

    . we breach any of our obligations under the agreement and do not cure the breach within 60 days after receiving notice of the breach;

    .  we become bankrupt or insolvent; or

    .  we experience a change of control.


   The agreement also restricts the way in which we use the licensed brand in our business. We may only use the brand name "Limited Too" in connection with any business in which we sell to our current Limited Too target customer group or to infants and toddlers.


   If in the future we are unable to use the Limited Too brand, we will be forced to change our brand name. Because much of our merchandise is currently sold under the Limited Too label in stores called "Limited Too," a name change might cause confusion for our customers and adversely affect our brand recognition and our sales. We would need to expend substantial resources, which we cannot estimate at this time, to rename our stores, to produce new merchandise and to establish brand recognition if we were required to change our brand.

We rely on key personnel.

   Our continued success depends, to a significant degree, upon the services of our key personnel, particularly our senior executive officers. The loss of any member of senior management could have a material adverse effect on our business, financial condition and results of operations. Our success in the future will also depend upon our ability to attract and retain qualified personnel.

Increases in costs of mailing, paper or printing may impact our business.

   Postal rate increases and paper and printing costs affect the cost of our catazine and direct mail promotions. The U.S. Postal Service has announced an increase in its rates, effective June 30, 2002, and this increase will have an impact on our costs. In addition, although we do not generally use the U.S. Postal Service for fulfillment of orders made from our catazines and our website or for delivery of merchandise from our vendors to us or from our distribution center to our stores, postal rate increases may have an indirect impact on these operations due to potential competitive increases by other delivery services. Furthermore, these delivery services periodically raise their rates independent of the U.S. Postal Service, and the U.S. Postal Service may raise its rates further in the future.

   We are not party to any long-term contracts for the supply of paper or printing services. Future paper, printing and postal rate increases would adversely impact our earnings if we were unable to pass such increases directly on to our customers or offset such increases by raising prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems.

We may not be able to sustain a growth rate sufficient to implement our expansion strategy.

   We have grown rapidly over the past few years. We may not be able to continue to grow profitably or at rates consistent with our recent past. Our future growth prospects depend upon a number of factors, including our ability to:

    . find suitable markets and sites for our stores and negotiate leases on acceptable terms for those stores;

    . fulfill our plans to open new stores and remodel or expand existing stores;

    . continue to develop our sales channels, including our catazines and website operations;

    . attract and retain talented personnel and expand our infrastructure to accommodate our growth, including maintaining high levels of customer service by hiring and training qualified sales associates;

    . manage our inventory effectively, maintain sufficient distribution capacity and deliver our merchandise in a timely manner;

    . keep up with constantly shifting fashion trends and develop new and appealing merchandise; and

    .  successfully introduce and build upon the mishmash store brand.

   We will require substantial capital expenditures to implement our business strategy, in particular our opening of new stores and remodeling or expansion of our existing stores, which we estimate will require capital expenditures of approximately $17 million to $20 million in fiscal 2002. If we do not generate sufficient cash flow from operations or if we are unable to obtain sufficient financing under our credit facility or from other sources on acceptable terms, we may be required to reduce our planned capital expenditures, which could have a material adverse effect on our growth prospects.

We may not be able to grow mishmash profitably.


   In fiscal 2001, we opened seven mishmash stores, which target girls between the ages of 14 and 19, a slightly older customer than our Limited Too customer. We expect to continue to devote significant management and other resources to mishmash, including for development of the concept and the planned opening of four new mishmash stores in fiscal 2002 and, if the mishmash concept is successful, 30 to 50 new mishmash stores in fiscal 2003. We have a short operating history with mishmash and with the teen girl customer segment. The teen girl apparel market has historically been more competitive than the 'tween girl apparel market. Some of these competitors are larger and more established than we are and may have greater financial and other resources available to compete with us. Due to these factors, we cannot assure you that we will be successful in this market or that our mishmash stores will prove profitable over the short or long term. In addition, as we expand our mishmash concept, it may divert management's attention from our core Limited Too business and may require substantial capital expenditures.


Our net sales, net income and inventory levels fluctuate on a seasonal basis.

   We experience seasonal fluctuations in our net sales and net income, with a disproportionate amount of our net sales and a majority of our net income typically realized during our fourth quarter due to sales from the Christmas holiday shopping period. We also generate significant net sales during the back-to-school period in the third quarter. Any decrease in sales or margins during those periods could have a material adverse effect on our financial condition and results of operations.

   Seasonal fluctuations also affect our inventory levels because we typically order merchandise in advance of the peak selling periods and often before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the Christmas holiday and back-to-school selling periods. Forecasting errors may result in excess inventory, which may lead to markdowns and inventory valuation adjustments.

Our business is sensitive to economic conditions and consumer spending patterns.

   Our business is sensitive to changes in overall economic conditions and consumer spending patterns. Our growth, sales and profitability may be adversely affected by unfavorable local, regional, national or international economic conditions, including the effects of war, terrorism or the threat thereof. In addition, shifts in our customers' discretionary spending to other goods, including music, entertainment and electronic products, could also adversely affect our business.

We may experience potential disruptions in the receipt and distribution of our merchandise associated with the relocation of our distribution center to our new facility.


   On February 15, 2002, we opened our own newly-constructed 470,000 square foot distribution center in Etna, Ohio. Previously, we received distribution services from The Limited. Our new distribution facility has been operating for only a short period of time, and its reliability and capacity, particularly during peak sales seasons, are unproven. It is possible that complications with our new warehouse management systems could result in a significant interruption in the receipt and distribution of our merchandise and an increase in our distribution costs. Any such disruption could have a material adverse effect on our business.


   Our merchandise is shipped directly from manufacturers through freight consolidators to our distribution facility in Etna, Ohio. Our operating results depend in large part on the orderly operation of our receiving and distribution process, which depends on manufacturers' adherence to shipping schedules and our effective management of our new distribution facility. In addition, we cannot assure you that we have anticipated, or will be able to anticipate, all of the changing demands which our expanding operations will impose on our receiving and distribution system. Furthermore, it is possible that events beyond our control, such as a strike or other disruption affecting the parcel service that delivers substantially all of our merchandise to our stores, could result in delays in delivery of merchandise to our stores. Any such event could have a material adverse effect on our business.

We rely on foreign sources of production.


   In fiscal 2001, we sourced approximately 70% of our merchandise from foreign factories located primarily in East and Southeast Asia. We do not have any long-term merchandise supply contracts and many of our imports are subject to existing or potential duties, tariffs or quotas, which may limit the quantity of goods which may be imported into the United States from countries in that region. We compete with many other companies for production facilities and import quota capacity.


   Our business also faces a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, including:

    .  political instability;

    .  currency and exchange risks;

    . local business practice and political issues, including issues relating to compliance with domestic or international labor standards; and

    .  potential delays or disruptions in shipping and related pricing impacts.

   Our future performance will depend upon these factors, which are beyond our control. These factors may have a material adverse effect on our business.

We source a significant portion of our merchandise from a limited number of vendors.


   Nearly 60% of our apparel was sourced from two vendors in fiscal 2001, with each supplying nearly 30% of our apparel. One of these vendors is Mast Industries, Inc., a wholly-owned subsidiary of The Limited. We expect to open our first direct sourcing office, in Hong Kong, by the summer of 2002. Any disruption in our relationship with Mast Industries or other key vendors or suppliers could have a material adverse effect on our business.

We will need to comply with existing and new regulations that govern us.

   Currently, much of our personal care and lifestyle merchandise is subject to various regulations promulgated by the U.S. Food and Drug Administration, the Federal Trade Commission and the U.S. Consumer Product Safety Commission.

   For example, we are required to meet federal flammability standards for children's sleepwear. These standards require sleepwear to be flame-resistant, and if the fabric ignites, the flame on the garment must self-extinguish. Failure to meet the flammability standards presents a risk of serious burn injuries to children. We require our suppliers to take measures including testing to assure us that these standards are met; however, they may source products from other suppliers, in particular foreign suppliers, who, despite our best efforts, may not adhere to these standards. If standards are not met, we may be held liable for any resulting damages and may be subject to fines and other penalties. In addition, we may be forced to voluntarily recall the merchandise in question and give full refunds to our customers if the merchandise fails to comply.

   As we expand our merchandise assortment and increase the number of our suppliers to accommodate our growth, it may become more difficult or costly to comply with existing and new regulations.

Provisions in our corporate documents and license agreement with The Limited could delay or prevent a change in control of our company, which could cause the price of our common stock to decline.

   Our certificate of incorporation and bylaws contain a number of provisions that could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Those provisions include:

    . a requirement that the holders of at least 75% of our outstanding common stock must approve:

       . a merger or consolidation with persons or entities that beneficially own at least 5% of our common stock,

       . a sale of all or substantially all of our assets to those persons or entities, and

       .  other change in control transactions,

       unless, in each case, the proposed transaction is approved by a majority of the directors who were in office immediately before the time such ownership was acquired, or by their approved successors;

    . a classified board of directors in which the board members are divided into three classes, each of which serves a staggered three-year term;

    . a requirement that only the holders of at least 75% of our outstanding common stock may approve any amendment or repeal of our bylaws and specified provisions of our certificate of incorporation; and

    . an authorization to adopt a rights plan that may be redeemed only by a majority of the directors who were in office when the rights plan was adopted, or by their approved successors. We currently have such a plan in place.


   In addition, our trademark and service mark licensing agreement with a subsidiary of The Limited, under which we license the trademark "Limited Too," grants the subsidiary the right to terminate our license upon a change in control of our company. If we were unable to continue using the brand name "Limited Too," we would be forced to change our brand name. Because our brand name has significant value to us, this provision could also discourage a potential acquirer from attempting to obtain control of us.

We do not expect to pay dividends in the foreseeable future.

   We anticipate that future earnings will be used principally to support operations and finance the growth of our business. Thus, we do not intend to pay cash dividends on our common stock in the foreseeable future. Payment of dividends is also restricted by provisions in our credit facility. If our lenders permit us to declare dividends, the dividend amounts, if any, will be determined by our board. Our board will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, applicable contractual restrictions and any other factors our board may deem relevant.

Our stock price may fluctuate significantly and you could lose all or part of your investment as a result.

   Our stock price has fluctuated significantly in the past and we do not know how our common stock will trade in the future. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

    .  fluctuations in our operating results;

    . reduction in the number of securities analysts who cover our company and distribute research and investment recommendations about our company;

    . changes in earnings estimated by securities analysts or our ability to meet those estimates;

    .  the operating and stock price performance of other comparable companies;

    .  overall stock market fluctuations;

    .  the retail environment; and

    .  economic conditions.

   In particular, the realization of any of the risks described in these "Risk Factors" could have a material adverse impact on the market price of our common stock. In addition, the stock market in general has experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance. Additionally, if our quarterly results of operations fluctuate significantly as a result of the seasonality of the retail industry, the timing and costs of new store openings and remodelings or expansions of existing stores, the performance of new and existing stores, merchandise mix or fashion trends, the market price of our common stock may be affected.

                                Use of Proceeds


   We estimate that the net proceeds to us from this offering of 2,400,000 shares of our common stock at an assumed public offering price of $30.55 per share to be approximately $68.9 million ($79.4 million if the underwriters exercise their over-allotment option in full) after deducting the estimated underwriting discount and other expenses of this offering. We intend to use the net proceeds of this offering to repay the $50 million term loan under our $100 million credit facility. The remainder of the net proceeds from this offering will be used for general corporate purposes.



   We entered into the credit facility in August 1999 in connection with our spin-off from The Limited to finance a $50 million dividend to The Limited, as well as to repay a portion of working capital advances made by The Limited prior to the spin-off. The credit facility matures on August 13, 2004 and had an interest rate of 3.74% as of May 10, 2002.

                   Price Range of Common Stock and Dividends

   Our common stock is traded on the New York Stock Exchange under the symbol "TOO." The following table sets forth, for the fiscal periods indicated, the range of high and low sale prices per share for our common stock, as reported by the New York Stock Exchange:


                                                      High   Low
                                                     ------ ------
             Fiscal 2000
              First Quarter, ended April 29, 2000... $36.25 $15.50
              Second Quarter, ended July 29, 2000... $32.38 $17.75
              Third Quarter, ended October 28, 2000. $29.00 $19.13
              Fourth Quarter, ended February 3, 2001 $23.75 $11.00

             Fiscal 2001
              First Quarter, ended May 5, 2001...... $21.53 $15.27
              Second Quarter, ended August 4, 2001.. $27.40 $18.43
              Third Quarter, ended November 3, 2001. $29.10 $18.00
              Fourth Quarter, ended February 2, 2002 $30.23 $23.00

             Fiscal 2002
              First Quarter, ended May 4, 2002...... $32.00 $24.80
              Second Quarter (through May 10, 2002). $32.02 $29.75



   On May 10, 2002, the last reported sale price of the common stock as reported by the New York Stock Exchange was $30.55 per share. As of May 10, 2002, there were approximately 22,200 holders of record of our common stock.


   We have not paid any cash dividends historically and do not intend to pay cash dividends on our common stock in the foreseeable future.

                                Capitalization


   The following table sets forth our actual cash and cash equivalents, current portion of long-term debt and capitalization as of February 2, 2002 and as adjusted to reflect the receipt of the estimated net proceeds from the issuance and sale of the 2,400,000 shares of common stock offered hereby at an assumed public offering price of $30.55 per share and the application of the estimated net proceeds therefrom:



                                                                                    February 2, 2002
                                                                                  ---------------------
                                                                                    Actual  As Adjusted
                                                                                  --------- -----------
                                                                                     (in thousands)
Cash and cash equivalents........................................................ $ 63,538   $ 82,484
                                                                                  =======    ========

Current portion of long-term debt................................................ $ 17,500         --
                                                                                  =======    ========

Long-term debt, less current portion............................................. $ 32,500         --
                                                                                  ---------  --------

Shareholders' equity:
 Common stock, $.01 par value: 100 million shares authorized, 31.3 million shares
   issued and outstanding, actual; 33.7 million outstanding, as adjusted (1).....      313        337
 Additional paid-in capital......................................................   35,338    104,260
 Retained earnings...............................................................    92,558    92,558
                                                                                     ---     --------
Total shareholders' equity.......................................................  128,209    197,155
                                                                                   ------    --------
Total capitalization............................................................. $160,709   $197,155
                                                                                  ========   ========

--------

(1) Excludes an aggregate of 3,269,344 shares issuable upon exercise of options outstanding at May 10, 2002 granted under our stock option plans, at a weighted average exercise price of $16.24 per share. Also excludes an aggregate of 1,325,581 additional shares reserved for issuance under these plans.

              Selected Consolidated Financial and Operating Data

   The following balance sheet data as of February 2, 2002 and February 3, 2001, and statement of income data for each of the three fiscal years in the period ended February 2, 2002, are derived from our audited consolidated financial statements, which were audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere herein. The following balance sheet data as of January 29, 2000, January 30, 1999 and January 31, 1998, and statement of income data for each of the two fiscal years in the period ended January 30, 1999, were derived from our audited consolidated financial statements for such years. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes thereto and other financial information included or incorporated by reference in this prospectus.


                                                                 Fiscal Year Ended
                                            ------------------------------------------------------------
                                            February 2,  February 3, January 29, January 30, January 31,
                                               2002       2001 (1)      2000        1999        1998
                                            -----------  ----------- ----------- ----------- -----------
                                                  (in thousands, except per share data, number of
                                            stores, annual sales per average square foot and percentage)
Statement of Income Data:
Net sales..................................  $602,689     $545,040    $450,426    $374,637    $320,228
Gross income (2)...........................   217,522      192,581     158,189     122,908      93,325
General, administrative and store operating
  expenses.................................   150,976      137,285     115,734      95,027      81,459
Operating income...........................    66,546       55,296      42,455      27,881      11,866
Net income.................................    39,563       32,245      24,576      16,681       7,166
Earnings per share-basic...................  $   1.28     $   1.05    $   0.80    $   0.54    $   0.23
Earnings per share-diluted.................  $   1.23     $   1.02    $   0.79    $   0.54    $   0.23

Selected Operating Data:
Comparable store sales increase (3) (6)....        0 %          4 %         9 %        15 %        20 %
Total net sales growth.....................     10.6 %       21.0 %      20.2 %      17.0 %      24.7 %
Gross income rate (4)......................     36.1 %       35.3 %      35.1 %      32.8 %      29.1 %
Operating income rate (4)..................     11.0 %       10.1 %       9.4 %       7.4 %       3.7 %
Total number of stores open at year end....       459(7)       406         352         319         312
Total square feet at year end..............     1,881(7)     1,669       1,441       1,281       1,244
Annual sales per average square foot (5)...  $    336(7)  $    341    $    329    $    299    $    258
Net cash provided by operating activities..  $ 65,457     $ 29,209    $ 69,547    $ 17,361    $ 30,294
Capital expenditures.......................  $ 63,598     $ 36,308    $ 31,424    $ 14,294    $  4,780

Balance Sheet Data:
Inventories................................  $ 44,537     $ 45,715    $ 34,656    $ 27,565    $ 18,661
Total assets...............................   265,577      209,111     178,593      90,769      73,574
Total debt.................................    50,000       50,000      50,000          --          --
Total shareholders' equity.................   128,209       79,711      45,467      50,017      37,065

--------
(1) Represents the 53-week fiscal year ended February 3, 2001.
(2) Gross income equals net sales less cost of goods sold, buying and occupancy costs.
(3) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that have changed more than 20% in square feet are treated as new stores for the purposes of this calculation.
(4) Calculated as a percentage of net sales.
(5) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.
(6) For purposes of calculating comparable store sales, fiscal 2000 is considered to be the 52 weeks ended January 27, 2001.
(7) Amount excludes seven mishmash stores.

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

   You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes to those consolidated financial statements.

General


   Since our spin-off from The Limited in August 1999, we have made solid progress on several of our financial and strategic initiatives designed to improve our financial performance and to build and strengthen our 360-degree brand. During fiscal 2001, we:


    .  increased sales 11% to $602.7 million

    . increased net income 23% to $39.6 million or $1.23 per diluted share versus net income of $32.2 million or $1.02 per diluted share in fiscal 2000

    . mailed 21.7 million "catazines," which not only generated sales into their own channel, but served to drive sales to the stores

    . launched a brand new business, "mishmash," a lifestyle brand for young women 14 to 19 years of age


   Additionally, we have nearly eliminated most support functions provided by The Limited after the spin-off that were covered by the Transitional Services and Separation Agreements. This means that we are self-sufficient except for distribution services provided by one of The Limited's subsidiaries. We completed construction of our new distribution center and commenced operations on February 15, 2002. We have completed construction of our new home office facilities, which we moved into during April 2002. We are in the process of establishing a subsidiary to handle our merchandise procurement operations for both domestic and international sourcing. We expect this to streamline our procurement process. In addition, we may receive side benefits that will include, among other things, expense savings in our effective tax rate.


Results of Operations

   Our results of operations, expressed as a percentage of sales, follow:

                                                              Fiscal Year Ended
                                                     -----------------------------------
                                                     February 2, February 3, January 29,
                                                        2002      2001 (1)      2000
                                                     ----------- ----------- -----------
Net sales...........................................    100.0%      100.0%      100.0%
Costs of goods sold, buying and occupancy costs.....     63.9        64.7        64.9
                                                        -----       -----       -----
Gross income........................................     36.1        35.3        35.1
General, administrative and store operating expenses     25.1        25.2        25.7
                                                        -----       -----       -----
Operating income....................................     11.0        10.1         9.4
Interest expense, net...............................      0.1         0.3         0.3
                                                        -----       -----       -----
Income before income taxes..........................     10.9         9.9         9.1
Provision for income taxes..........................      4.4         3.9         3.6
                                                        -----       -----       -----
Net income..........................................      6.6%        5.9%        5.5%
                                                        =====       =====       =====

--------
(1) Represents the 53-week fiscal year ended February 3, 2001.

   Net income increased 23% in fiscal 2001 to $39.6 million, or $1.23 per diluted share, versus net income of $32.2 million, or $1.02 per diluted share, in fiscal 2000. An increase in gross income and a reduction, as a percent of sales, in general, administrative and store operating expenses resulted in a 90 basis point improvement in operating income for fiscal 2001.

Financial Summary

   Summarized annual financial data for the last three fiscal years is presented below:

                                                      Fiscal Year Ended               % Change
                                             ----------------------------------  ------------------
                                             February 2, February 3, January 29,
                                                2002      2001 (1)      2000     2000-2001 1999-2000
                                             ----------- ----------- ----------- --------- ---------
Net sales (millions)........................   $  603      $  545      $  450       11 %      21 %
Comparable store sales
  increase (2) (3)..........................        0%         4 %         9 %
Annual sales per average square foot (4)....   $  336(5)   $  341      $  329        (1)%      4 %
Sales per average store (thousands).........   $1,374(5)   $1,418      $1,347        (3)%      5 %
Average store size at year end (square feet)    4,098(5)    4,111       4,094         0%       0 %
Total square feet at year end (thousands)...    1,881(5)    1,669       1,441       13 %      16 %
Number of Limited Too stores:
Beginning of year...........................      406         352         319
   Opened...................................       57          58          42
   Closed...................................       (4)         (4)         (9)
                                               ------      ------      ------
End of year.................................      459         406         352
                                               ======      ======      ======
Stores remodeled............................        6          10          18
Stores with Girl Power format...............      216         156          89
Percentage of stores in Girl Power format...      47 %        38 %        25 %

--------
(1) Represents the 53-week fiscal year ended February 3, 2001.

(2) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that have changed more than 20% in square feet are treated as new stores for purposes of this calculation.

(3) Comparable store sales for fiscal 2000 are for the 52 weeks ended January 27, 2001.

(4) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.

(5) Amount excludes our seven mishmash stores.

Fiscal Year Ended February 2, 2002 Compared to Fiscal Year Ended February 3,
2001

   Net sales. Net sales for 2001 increased 11% to $602.7 million from $545.0 million for 2000. The increase was primarily a result of the net addition of 53 Limited Too and seven mishmash stores. Within merchandise categories, sales of cut and sewn casual tops and Active apparel, led by Active bottoms and tees, increased significantly. Also, the Add-on category (principally innerwear, underwear, bras and swimwear) posted solid sales increases.

   Gross income. The gross income rate, expressed as a percentage of net sales, increased to 36.1% in fiscal 2001 from 35.3% for 2000. The increase in rate was primarily attributable to a higher merchandise margin arising from improved initial markups which were partially offset by an increase in markdowns. This increase in merchandise margin was partially offset by an increase in buying and occupancy costs, expressed as a percentage of net sales, due to increased store occupancy costs and incremental catazine costs. We mailed approximately 21.7 million catazines in fiscal 2001 compared to 12.5 million in 2000.

   General, administrative and store operating expenses. General, administrative and store operating expenses, expressed as a percentage of net sales, decreased to 25.1% from 25.2% for 2000. This decrease was primarily due to lower home office expenses, expressed as a percentage of sales.

   Operating income. Operating income, expressed as a percentage of net sales, increased to 11.0% for 2001 from 10.1% for 2000. The increase was attributable to higher gross income and lower general, administrative and store operating expenses, expressed as a percentage of sales.

   Interest expense, net. Interest expense, net of interest income, decreased to $583,000 in fiscal 2001 from $1.55 million in 2000. Interest expense was for the term portion of borrowings under our credit facility, while interest income was earned on the short-term investment of cash balances. Interest expense amounted to $3.8 million and $5.0 million for the fiscal years 2001 and 2000, respectively. The decrease in expense was due to lower interest rates, as well as capitalization of interest on the construction of the distribution center and home office. Interest expense also includes the amortization of financing fees and related costs incurred in connection with the credit facility.

   Interest income amounted to $3.2 million and $3.5 million for the fiscal years 2001 and 2000, respectively. The decrease in interest income was due to lower interest rates available on short-term securities.

   Income taxes. Income tax expense amounted to $26.4 million for 2001 compared to $21.5 million for 2000. The annual effective tax rate remained unchanged at 40% for fiscal 2001.



Fiscal Year Ended February 3, 2001 Compared To Fiscal Year Ended January 29,
2000

   Net sales. Net sales for 2000 increased 21% to $545.0 million from $450.4 million for 1999. The increase was primarily a result of a 4% increase in comparable store sales and the net addition of 54 stores. Additionally, over 1% of the increase was due to an increase in catazine and e-commerce sales. Net sales productivity increased 4% to $341 per average square foot due in part to the increase in the number of stores operating under the Girl Power format.

   Within merchandise categories, sales of Active apparel increased significantly led by Active bottoms and tees. Also, the entire Add-on category (principally underwear, bras, sleepwear and swimwear) posted solid sales increases as did cut and sewn knit tops.

   Gross income. The gross income rate, expressed as a percentage of net sales, increased to 35.3% in fiscal 2000 from 35.1% for 1999. The increase in rate was primarily attributable to a higher merchandise margin arising from improved initial markups which were partially offset by an increase in markdowns. This increase in merchandise margin was partially offset by an increase, expressed as a percentage of net sales, in buying and occupancy costs due to incremental catazine costs. The Company mailed approximately 12.5 million catazines in fiscal 2000 compared to 1.5 million in 1999.

   General, administrative and store operating expenses. General, administrative and store operating expenses, expressed as a percentage of net sales, decreased to 25.2% from 25.7% for 1999. The leveraging of store expenses associated with a 4% increase in comparable store sales and lower home office expenses, expressed as a percentage of sales, was partially offset by higher catazine and e-commerce related costs.

   Operating income. Operating income, expressed as a percentage of net sales, increased to 10.1% for 2000 from 9.4% for 1999. The increase was attributable to higher gross income and lower general, administrative and store operating expenses, expressed as a percentage of sales.

   Interest expense, net. Interest expense, net of interest income, amounted to $1.55 million in fiscal 2000 compared to $1.48 million in 1999. Interest expense was for the term portion of borrowings under our credit facility, while interest income was earned on the short-term investment of cash balances. Interest expense and interest income amounted to $5.04 million and $3.49 million, respectively for the year ended February 3, 2001 and $2.62 and $1.14 million, respectively, for the year ended January 29, 2000. Interest expense also includes the amortization of financing fees and related costs incurred in connection with the credit facility.

   Income taxes. Income tax expense amounted to $21.5 million for 2000 compared to $16.4 million for 1999. The annual effective tax rate remained unchanged at 40% for fiscal 2000.

Financial Condition

   Our balance sheet remains strong due to a substantial increase in operating income and positive cash flow from operations. We were able to finance all capital expenditures with working capital generated from operations and ended the year with approximately $63.5 million in cash and equivalents. Our debt-to-equity ratio decreased substantially to 39% at February 2, 2002, from 63% at February 3, 2001, as total debt (incurred in connection with our spin-off from The Limited) remained unchanged while equity increased, principally due to a 23% increase in net income. A more detailed discussion of liquidity, capital resources, and capital requirements follows.

Liquidity and Capital Resources

   Cash provided from operating activities provided the resources to support operations, including projected growth, seasonal working capital requirements and capital expenditures. A summary of the Company's working capital position and capitalization follows:

                                                                                 Fiscal Year Ended
                                                                        -----------------------------------
                                                                        February 2, February 3, January 29,
                                                                           2002      2001 (1)      2000
                                                                        ----------- ----------- -----------
                                                                                  (in thousands)
Net cash provided by operating activities..............................  $ 65,457    $ 29,209     $69,547
                                                                         ========    ========     =======
Working capital, including current portion of long-term debt of $17,500
  at February 2, 2002..................................................    23,815      40,762      26,098
                                                                         ========    ========     =======
Capitalization:
 Long-term debt........................................................    32,500      50,000      50,000
 Shareholders' equity..................................................   128,209      79,711      45,467
                                                                         --------    --------     -------
Total capitalization...................................................  $160,709    $129,711     $95,467
                                                                         ========    ========     =======
Additional amounts available under the revolving portion of the credit
  facility.............................................................  $ 50,000    $ 50,000     $50,000

--------
(1) Represents the 53-week fiscal year ended February 3, 2001.

   In connection with our spin-off from The Limited in 1999, we entered into a $100 million credit facility used to finance a $50 million dividend to The Limited as well as the repayment of a portion of working capital advances made by The Limited prior to our spin-off from The Limited. At February 2, 2002, February 3, 2001, and January 29, 2000, only the $50 million five-year term portion of the credit facility was outstanding. We intend to use the net proceeds of this offering to repay our $50 million term loan under this credit facility.

Operating Activities

   Net cash provided by operating activities increased to $65.5 million for fiscal 2001 from $29.2 million for fiscal 2000. An increase in net income plus depreciation and amortization, the timing of income taxes paid and a decreased investment in inventory were the primary causes for the increase. Net cash provided by operating activities decreased to $29.2 million for fiscal 2000 from $69.5 million for fiscal 1999. An increase in net income plus depreciation and amortization was more than offset by the timing of cash payments related to accounts payable and accrued expenses in fiscal 2000 and 1999.

Investing Activities

   Capital expenditures amounted to $63.6 million, $36.3 million and $31.4 million for fiscal years 2001, 2000 and 1999, respectively. We expended approximately $46 million and $10 million in connection with the construction of our new home office and distribution center in fiscal years 2001 and 2000, respectively. The balance of capital expenditures in fiscal 2001 was incurred primarily to construct new stores and remodel existing stores as was the case for 2000 and 1999.


   We anticipate spending between $45 million and $50 million in fiscal 2002 for capital expenditures, of which $17 million to $20 million will be for new stores, remodeling or expansion of existing stores and related fixtures and equipment. We intend to add 210,000 to 220,000 square feet in 2002, which will represent an 11% to 12% increase over year-end 2001. We anticipate that the increase will result from opening approximately 50 to 55 new Limited Too stores and expanding approximately ten stores identified for remodeling. Additionally, we plan to open at least four new mishmash stores during fiscal 2002.



   We estimate that the average cost for leasehold improvements, furniture and fixtures for Limited Too stores to be opened in fiscal 2002 will be between $175,000 and $190,000 per store, after giving effect to landlord allowances. Average pre-opening costs per store, which will be expensed as incurred, are expected to approximate $10,000 while inventory purchases are expected to average approximately $75,000 per store. We also anticipate capital expenditures between $21 million and $24 million in fiscal 2002, principally related to the completion of a new distribution center and home office scheduled for completion in the first quarter of 2002.



   We expect that substantially all capital expenditures in 2002 will be funded by cash on hand and net cash provided by operating activities.


Financing Activities


   Financing activities in 2001 and 2000 principally consisted of the issuance of common shares related to restricted stock and stock options plans. Financing activities in 1999 included an increase of $20.9 million in the net investment by The Limited representing $32.9 million of working capital advances through the date of our spin-off from The Limited, of which $12 million was repaid in August 1999 with proceeds from the $100 million credit facility. Additionally, we paid a $50 million cash dividend to The Limited with proceeds from the credit facility in August 1999. In connection with our spin-off from The Limited, the balance of the net investment by The Limited was converted to common stock and paid in capital based on the 30.7 million shares issued with a par value of $.01 per share. We also paid off borrowings under the revolving portion of the $100 million credit facility during the third quarter of 1999.


Transitional Services and Separation Agreements

   In connection with our spin-off from The Limited, we entered into several Transitional Services and Separation Agreements (the "Transitional Services Agreements") with The Limited that govern certain aspects of our ongoing relationship. We believe that the terms of these agreements are similar to terms achievable through arm's length negotiations with third parties.

   A summary of some of the more significant Transitional Services Agreements follows:

   Trademark and Service Mark Licensing Agreement


   We have entered into an exclusive trademark and service mark licensing agreement, which we refer to in this document as the Trademark Agreement, with The Limited that will allow us to operate under the "Limited Too" brand name. The agreement had an initial term of five years after our spin-off from The Limited, renewable annually at our option. All licenses granted under the agreement will be granted free of charge. In return, we will be required to provide The Limited with the right to inspect our stores and distribution facilities and an ability to review and approve our advertising. Under the Trademark Agreement, we will only be able to use the brand name "Limited Too" in connection with any business in which we sell to our current Limited Too target customer group or to infants and toddlers. In addition, we may not use the "Limited Too" brand name or its derivative that competes with merchandise currently offered by The Limited or its subsidiaries, unless it is for our current target customer group. The Limited has the right to terminate the Trademark Agreement under certain limited conditions.


   Services Agreement

   The Services Agreement relates to transitional services that The Limited or its subsidiaries or affiliates provides or provided to us subsequent to our spin-off from The Limited. Under this agreement, The Limited provides services in exchange for fees which we believe are similar in material respects to what a third-party provider would charge, and are based on several billing methodologies. Under one of these billing methodologies, which is the most prevalent, The Limited provides us with services at costs comparable to those charged to other businesses operated by The Limited from time to time. We are generally obligated to purchase those services at fees equal to The Limited's costs of providing the services plus 5% of these costs. However, third-party cost components are not subject to the 5% mark-up. Subsequent to fiscal 2000, the services that The Limited provides to us principally relate to merchandise distribution covering flow of goods from factory to store through the third anniversary of our spin-off from The Limited.

   Store Leases Agreement


   At February 2, 2002, 83 of our stores were adjacent to The Limited's stores, many of which were included in 107 stores subject to sublease agreements (the "Store Leases Agreement") with The Limited for stores where we occupy space that The Limited leases from third-party landlords (the "Direct Limited Leases"). Under the terms of the Store Leases Agreement, we are responsible for our proportionate share, based on the size of our selling space, of all costs (principally rent, excess rent, if applicable, maintenance and utilities).


   All termination rights and other remedies under the Direct Limited Leases will remain with The Limited. If The Limited decides to terminate any of the Direct Limited Leases early, The Limited must first offer to assign such lease to us. If, as a result of such early termination by The Limited, we are forced to remodel our store or relocate within the mall, The Limited will compensate us with a combination of cash payments and loans which will vary depending on the remaining term of the affected store lease at the time The Limited closes its adjacent store as follows:

                                        Cash Payment Loan Amount
                                        ------------ -----------
                Remaining Lease Term:
                ---------------------
                Less than one year.....   $      -    $100,000
                One to two years.......     50,000     100,000
                Three to four years....    100,000     100,000
                Greater than four years    100,000     150,000

   Approximately 54 of the Direct Limited Leases of which we are a part are scheduled to expire during 2006 or later. We may not assign or sublet our interest in those premises, except to an affiliate, without The Limited's consent. If The Limited intends to sublet or assign its portion of the leased premises under any of the Direct Limited Leases to any non-affiliate, it will be required to give us 60 days notice, and we will be allowed to terminate our interest on that basis.

   Approximately 51 of our direct leases are guaranteed by The Limited. Pursuant to the Store Leases Agreement, we are required to make additional payments to The Limited as consideration for the guarantees that The Limited provides under such leases along with amounts for adjacent stores based on those locations achieving certain performance targets.

Credit Facility

   In August 1999, we entered into a five-year, $100 million collateralized credit facility. The credit facility consists of a $50 million five-year term loan and a $50 million, five-year revolving credit commitment. The credit facility's interest rates, which reflect matrix pricing, are based on the London Interbank Offered Rate or Prime plus a spread as defined in the agreement. The term loan is interest only until the end of the third year at which time the amortization of the outstanding principal balance will begin. The credit facility contains customary representations and warranties as well as certain affirmative, negative, and financial covenants.

   In November 2001, we amended the credit facility. The amendment allows for the investment of cash in short-term, AAA-rated municipal bonds, as well as less stringent limitations on 2001 capital expenditures and on indebtedness incurred in relation to lease agreements.

   As of February 2, 2002, only the $50 million five-year term portion of the credit facility was outstanding, and the entire amount of the $50 million revolving credit commitment was available to fund working capital requirements and for general corporate purposes. We intend to use the net proceeds of this offering to repay our $50 million term loan under this facility.

Impact of Inflation

   Our results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe that the effects of inflation, if any, on our results of operations and financial condition have been minor.

Critical Accounting Policies

   As described in Note 2 to the Consolidated Financial Statements, inventories are valued at the lower of average cost or market, on a first-in, first-out basis, utilizing the retail method. Under the retail method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. The retail method is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories.

   Inherent in the retail method are certain significant management judgments and estimates including, among others, initial merchandise markup, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as the resulting gross margins. The Company calculates inventory valuations on an individual item-class basis to ensure a high degree of accuracy in estimating the cost. Management regularly reviews inventories for slow-moving items and records markdowns and reserves to properly state inventory valuations at the lower of cost or market.

   Property and equipment are stated at cost, net of accumulated depreciation and amortization. As described in Note 2 to the Consolidated Financial Statements, service lives are established for store assets ranging from 5 to 10 years for building improvements and 3 to 10 years for other property and equipment. Assets are reviewed on an annual basis for impairment, and based on management's judgment, are written down to the estimated fair value based on anticipated future cash flows. No impairment charges have been recorded based on management's review.

Recently Issued Accounting Standards


   EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," became effective in the first quarter of 2002 and addresses the accounting for, and classification of, various sales incentives. The Company has determined that adopting the provisions of this EITF Issue will not have a material impact on its consolidated financial statements.


   Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," will be effective in the first quarter of 2003. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the corresponding estimated retirement cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Because costs associated with exiting leased properties at the end of the lease terms are minimal, the Company believes that when the statement is adopted, it will not have a significant effect on the Company's results of operations or its financial position.

   In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale. This model requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for the Company's first quarter in fiscal 2002. The Company is currently evaluating the impact of adopting SFAS 144 but the Company's management does not expect the adoption of SFAS 144 to have a significant impact on the results of operations, cash flows or the financial position of the Company.

Seasonality and Quarterly Fluctuations

   As illustrated in the table below, our business is highly seasonal, with significantly higher sales, gross income, and net income realized during the fourth quarter, which includes the December holiday selling season.

                               First     Second    Third     Fourth
                              --------  --------  --------  --------
                                (in thousands, except percentages)
           2001 Quarters
           Net sales......... $136,657  $125,468  $148,763  $191,801
              % of full year.    22.7 %    20.8 %    24.7 %    31.8 %
           Gross income...... $ 44,963  $ 40,974  $ 51,382  $ 80,203
              % of full year.    20.7 %    18.8 %    23.6 %    36.9 %
           Net income........ $  3,815  $  2,877  $  8,040  $ 24,831
              % of full year.     9.6 %     7.3 %    20.3 %    62.8 %

           2000 Quarters (1)
           Net sales......... $118,753  $108,315  $133,829  $184,143
              % of full year.    21.8 %    19.9 %    24.5 %    33.8 %
           Gross income...... $ 39,472  $ 34,731  $ 45,257  $ 73,121
              % of full year.    20.5 %    18.0 %    23.5 %    38.0 %
           Net income........ $  3,142  $  1,921  $  6,378  $ 20,804
              % of full year.     9.7 %     6.0 %    19.8 %    64.5 %

           1999 Quarters
           Net sales......... $ 94,598  $ 86,365  $114,236  $155,227
              % of full year.    21.0 %    19.2 %    25.4 %    34.4 %
           Gross income...... $ 31,274  $ 28,107  $ 37,756  $ 61,052
              % of full year.    19.8 %    17.8 %    23.9 %    38.5 %
           Net income........ $  1,622  $  1,004  $  4,740  $ 17,210
              % of full year.     6.6 %     4.1 %    19.3 %    70.0 %

--------
(1) The fourth quarter of fiscal year 2000 represents the 14-week period ended February 3, 2001.

                                   Business

Overview


   We are a leading specialty retailer of branded apparel and lifestyle products for 'tween girls, ages 7 to 14, and recently introduced a new retail concept for teen girls ages 14 to 19. As of February 2, 2002, we operated 459 Limited Too stores, targeting the 'tween segment, and seven mishmash stores, targeting the teen girl segment. We design, source and market our products under our proprietary brands, Limited Too and mishmash, for sale exclusively in our stores. Our sales strategy is to integrate our retail, direct mail and website channels, to provide marketing vehicles and sources for the latest fashion and trends. Both store concepts are located primarily in high-traffic mall locations.


   Our store design, merchandise assortments and marketing initiatives are intended to create lifestyle brands that capture the latest trends for our fashion-aware customers. With Limited Too, we have created destination retail stores that showcase our brands and the scope of our product offerings, encouraging customers to spend time experimenting with and trying on products before making purchases. We believe our target customers want a broad assortment of merchandise for their wardrobes, including apparel for school, leisure and special occasions, as well as non-apparel merchandise, such as footwear, candy, jewelry, cosmetics and lifestyle products. We have historically relied on colorful in-store graphics and window displays to convey our fun and "cool" image. We intend to leverage these successful marketing efforts to continue to promote brand awareness on a national level, including engaging in cross-promotions with major media companies such as Disney and Universal Studios and consumer product companies.

   In 1996, our management team recognized that our core customer had her own emerging sense of style and revised our strategy to focus on girls 7 to 14 years of age as our target customer group. Since then, we have implemented an aggressive store opening campaign to capitalize on our business strengths and have grown our Limited Too store base from 308 stores at the end of fiscal 1996 to 459 stores in 46 states at the end of fiscal 2001. Our net sales have increased at a compound annual growth rate in excess of 18%, from $256.7 million in fiscal 1996 to $602.7 million in fiscal 2001. Over the same period, our operating income rate has increased from (3.5%) to 11.0%. We intend to continue our expansion program and plan to open approximately 50 to 55 new Limited Too stores in fiscal 2002 and remodel about 10 stores to enhance their sales and profitability. We expect to open these stores in our existing markets as well as in markets in which we do not currently have a presence. Additionally, we intend to continue to develop our mishmash concept. Based on positive customer response to our first seven mishmash stores, we plan to open at least four more mishmash stores in fiscal 2002 and 30 to 50 stores during fiscal 2003.

Our Competitive Strengths


   We combine our trend-sensitive design capabilities and our vertically-integrated operations to design and market products for fashion-aware 'tween and teen girls. We attribute our success to date and our opportunities to increase sales, profits and market share to the following strengths:



   Customer focus. A cornerstone of our business strength has been our ability to develop, cultivate and satisfy a base of loyal, repeat customers. By staying close to our customer, we have developed a detailed knowledge of the fashion tastes, purchasing habits and attitudes of the 'tween consumer. We conduct focus groups, hang out at malls, shop the competition and attend concerts to observe and interact with our customers. Our internal database includes over six million customer names. Approximately 2.5 million of these customers have made purchases from us in the past 12 months. We believe our knowledge of the customer allows us to rapidly respond to her evolving needs and provide her with unique and fashionable merchandise as she grows older and into our mishmash concept.

   Brand development expertise. We believe our unique merchandising and creative marketing have made Limited Too a focused and differentiated brand within the 'tween segment. Our Limited Too brand appeal is driven by, augmented by and should continue to benefit from, trends that emphasize the latest fashions and the aspirational lifestyle of today's 'tween girls who want to look and dress like older girls who wear the latest trends in junior fashions. We have demonstrated an ability to effectively communicate this brand image through all aspects of our business, including store environments, merchandise assortments, direct mail and our website. We believe our integrated approach to brand management provides us the opportunity to cross-sell and increase our penetration of current merchandise categories and facilitates entry into new product categories. We intend to develop our mishmash concept with distinct images so it can be expanded in the same manner.


   Proprietary design and merchandising capabilities. As a vertically-integrated specialty retailer, we develop substantially all of our merchandise assortment through our design group, which allows us to create a vast array of exclusive merchandise under our proprietary brands and enables us to respond quickly to changing fashion trends. Additionally, because our merchandise is sold exclusively in our stores, we are able to control the presentation and pricing of our merchandise and provide a high level of customer service. Our merchandising strategy of offering broad assortments allows us to constantly introduce new and fresh elements of the latest fashion trends. We believe that these capabilities provide us with a competitive advantage over other brand manufacturers that market their goods through department and other specialty apparel stores.

   Store design and creation. A major element of our success is the consistent store-level execution of our brand strategy. We tightly control our in-store presentation through detailed and comprehensive store plans. These plans use visual displays and fixtures designed to brand our stores in a manner tailored to appeal to our target customer group. We design our Limited Too stores to provide a "theme park" destination in the mall and to encourage our customers to touch and sample our products. All of our Limited Too stores contain a wide variety of merchandise for a "one-stop shopping" experience, which has been specifically designed to embody a "store for her" theme. Our stores feature colorful window displays, photographic sticker booths, gumball machines and eye-catching photographs and marketing. Additionally, all Limited Too stores opened or remodeled since mid-1997 have our Girl Power format, which includes photographs of our target customer on the front-of-the-store signage and creates a cool, girl-friendly environment. It provides a flexible store format to frequently change our merchandise presentations. We are applying a similar philosophy and execution discipline in connection with our development of mishmash.

   Integrated sales channels. We offer our products through three integrated sales channels for Limited Too: our stores, catazines, which incorporate editorial content with product in our catalog, and website. We believe that our three sales channels, which we refer to as our 360-degree brand, allow us to leverage our experience in customer service and increase the visibility of our brand. Our catazines and website give our customers additional opportunities to preview our products and current fashion trends. Though customers have the opportunity to buy directly through all three channels, we believe the direct channels serve primarily to build our brand's exposure and to drive store traffic.

   Proven management team. Our management team has increased the level of brand awareness and consistently delivered improved financial results over the past five years. We believe that our management has a distinct understanding of our customers and is able to execute design, sourcing and marketing strategies to profitably penetrate our target customer groups. Our executive officers have extensive experience in the retail industry and have demonstrated a track record of highly profitable growth, which positions us well for the future.

Our Growth Strategy

   Our growth strategy focuses on four goals: (i) expanding the Limited Too store base with continued store openings and remodelings, (ii) expanding our mishmash concept, (iii) driving sales growth through direct mail and other marketing initiatives and (iv) executing merchandise and sourcing strategies to satisfy our target customers' needs while improving our gross income rate.

   Limited Too stores. As of February 2, 2002, we operated 459 Limited Too stores. Given the strength of our brand and our customer demographics, our management team believes that there are approximately 200 to 250 sites available for new stores, including regional malls, outlet centers, specialty centers and major urban locations. We intend to continue our store expansion program by opening approximately 50 to 55 new stores per year and remodeling approximately 10 stores per year. In the long term, we expect Limited Too to become a 650- to 700-store chain.

   mishmash stores. In addition to our expansion of Limited Too stores, we are developing and expanding our new mishmash store concept. We currently have nine mishmash stores throughout the United States, offering personal care, shoes, intimate apparel, accessories and lifestyle products for teen girls ages 14 to
19. mishmash stores currently average approximately 2,300 square feet, and we anticipate future stores will average in excess of 3,000 square feet as we expand the sportswear portion of our merchandise assortment. During 2002, we intend to continue to refine our merchandise assortment and build the infrastructure to support our mishmash roll-out. We expect that these steps will enable us to open 30 to 50 mishmash stores in fiscal 2003.


   Direct mail and other marketing initiatives. We are committed to enhancing our brand recognition and plan to continue the expansion of our catazine and direct mail contact strategy. The Limited Too catazine is our primary direct mail vehicle, and we plan on increasing the number of catazine editions to eight in fiscal 2002, from seven in 2001 and five in 2000. We expect our total fiscal 2002 circulation to exceed 34 million catazines, representing an increase of approximately 55% from fiscal 2001. Our ongoing analysis of the catazine's impact on sales demonstrates that it drives additional sales into our stores. We have created, and have plans for, other direct mail initiatives, including expansion of our personalized birthday program, creating eight million additional points of contact in fiscal 2002.


   We intend to complement our direct mail initiatives with a variety of marketing strategies. We have multiple marketing relationships that promote our brand and have recently expanded our marketing efforts to focus on national television advertising, including cross-promotions with major media companies such as Disney and Universal Studios and consumer product companies. In the future, we also intend to continue many of our current initiatives, such as our frequent buyer and Too Bucks programs. We believe our direct mail and marketing initiatives will increase brand loyalty and encourage repeat customer visits to our stores.

   Merchandise and sourcing strategies. We believe that our ability to design, source and market merchandise quickly and effectively has been a key element of our success. We plan to develop new ways to expand existing merchandise categories and to introduce new product offerings. As part of our plan to continue to improve our gross income rate, we intend to open our first direct sourcing office, in Hong Kong, by the summer of 2002. This will allow us to substantially reduce the involvement of agents, brokers and middlemen as we establish increased direct relationships with factories. We expect to realize meaningful cost savings beginning in fiscal 2003 as a result of this long-term initiative.



Our Industry


   Our 'tween market. As the leading specialty retailer that focuses on 7 to 14 year-old 'tween girls, we believe we are benefiting from several positive demographics. Our Limited Too stores target a stable 'tween population that is composed of nearly 16 million girls. According to NPD, the 7 to 14 year-old girls apparel market, including discount, specialty, chain and department stores, was $9.9 billion in 2000. Additionally, the specialty channel, which represented 20.4% of this overall market in 1998, increased to 26.6% of the market in 2000, while chain and department stores declined as a percentage of the market.

                     7 to 14 Year Old 'Tween Girl Apparel

                            Market Share by Segment

                                       1998   1999   2000
                                       -----  -----  -----
                     Specialty........  20.4%  23.5%  26.6%
                     Department/Chain.  35.7   33.1   30.0
                     Discount.........  30.2   29.1   28.8
                     Other............  13.7   14.3   14.6
                                       -----  -----  -----
                            Total..... 100.0% 100.0% 100.0%

--------
Source: NPD Group.

   Our teen market. Our new mishmash retail concept targets a slightly older (14 to 19 years old) female customer which enables us to extend our target demographics and utilize our existing database of six million 'tween girls as Limited Too customers get older. According to the U.S. Census Bureau, the teenage population in the United States, which is defined as persons 12 to 19 years old, will grow approximately 37% faster than the overall population, from approximately 32 million in 2000 to approximately 34 million in 2005. According to Teenage Research Unlimited, an independent research firm, total spending by teenagers (boys and girls) has grown to $172 billion in 2001 from $141 billion in 1998, reflecting a compound annual growth rate of 6.8%, more than double the rate of inflation during this period. Of that spending, an estimated 46% was spent on apparel and personal care products. With our mishmash expansion, we will be able to extend our target demographic.

Our Stores

   As of February 2, 2002, we operated 459 Limited Too and seven mishmash stores in 46 states. Our stores are primarily located in traditional malls. Included are 14 stores located in specialty centers, which generally contain traditional mall-type stores in an outdoor setting, and 11 stores located in outlet centers. Regardless of setting, all of our stores maintain consistent marketing, merchandise and layout characteristics. The following table shows the number of Limited Too stores operated by us over the past five fiscal years.

                                                                 Fiscal Year Ended
                                            ----------------------------------------------------------
                                            February 2, February 3, January 29, January 30, January 31,
                                             2002 (1)      2001        2000        1999        1998
                                            ----------- ----------- ----------- ----------- -----------
Number of stores:
Beginning of year..........................      406         352         319         312         308
Opened.....................................       57          58          42          10           7
Closed.....................................       (4)         (4)         (9)         (3)         (3)
                                              ------      ------      ------      ------      ------
                                                 459         406         352         319         312
                                              ------      ------      ------      ------      ------
Stores remodeled...........................        6          10          18          15           -
Stores in Girl Power format................      216         156          89          29           4
% in Girl Power format.....................       47%         38%         25%          9%          1%
Total square feet at period end (thousands)    1,881       1,669       1,441       1,281       1,244
Average store size at period end (square
  feet)....................................    4,098       4,111       4,094       4,015       3,987
Annual sales per average square foot (2)...   $  336      $  341      $  329      $  299      $  258

--------
(1) Amounts exclude mishmash stores.
(2) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.

   Limited Too stores. Our Limited Too stores and point-of-sale marketing are designed to convey the principal elements and personality of our "Limited Too" brand - creativity, fashion awareness and excitement for increasingly independent girls. We plan and coordinate our store design, furniture, fixtures and music to create a shopping experience that is consistent with the fashionable and energetic lifestyle of our target customer group. Our design embodies a "store for her" concept, featuring an abundance of light, lower and accessible fixtures, bright colors and popular music appropriate for our 'tween customers. We believe that our customers consider our stores to be entertaining and a multi-sensory overload, in which they feel welcomed and "cool."


   We vary slightly the inventory mix of our stores depending on the regional climate, fashion taste or traffic volume of a particular mall. This enables us to be cost-effective in recognizing each store's ability to support additional inventory while maintaining a uniformly positive shopping experience for our customers. We maintain a uniform appearance throughout our store base in terms of marketing and merchandise display and location on the selling floor. Store managers receive detailed store plans that dictate fixture and merchandise placement to ensure uniform execution of our merchandising strategy at the store level and the portrayal of our brand in a manner designed to appeal to our target customer group. Standardization of store design and merchandise presentation also creates cost savings in store furnishings and marketing, maximizes usage and productivity of selling space and allows us to open new stores efficiently.

   Each year, we have four major floor sets with matching window displays to correspond with our spring, summer, back-to-school and Christmas holiday shopping periods. Every two to three weeks, our management coordinates and directs our stores to modify these floor sets and usually the coordinated window displays, highlighting different merchandise and moving displays to different areas within the store. These frequent changes enable us to profile new merchandise while fostering our brand image as featuring the "hottest" fashions.

   Our sales associates are a central element in creating our stores' distinctive atmosphere. In addition to providing a high level of friendly customer service, our sales associates reinforce the fashion-awareness of our brand and cater to the energetic lifestyle of today's girls.

   Our 2001 store openings are trending to achieve an annualized first-year after tax cash return on investment, or ROI, of approximately 65%, representing our fourth consecutive year of improved return on new store openings. We estimate that the average cost for leasehold improvements, furniture and fixtures for stores to be opened in fiscal 2002 will be between $175,000 and $190,000 per store, after giving effect to landlord allowances. Average pre-opening costs per store, which will be expensed as incurred, are expected to be approximately $10,000, while inventory purchases are expected to average approximately $75,000 per store. Due to lower occupancy costs, our outlet locations produced a substantially higher first year after-tax ROI than that of our mall-based stores in fiscal 2001. Accordingly, we expect that outlet locations will make up a higher proportion of our new store openings in the future. Our costs for remodeling or expanding existing stores range from $250,000 to $450,000 per store.


   mishmash stores. We currently have nine mishmash stores throughout the United States, offering personal care, shoes, intimate apparel, accessories and lifestyle products for teen girls ages 14 to 19. mishmash stores currently average approximately 2,300 square feet, and we anticipate future stores will average in excess of 3,000 square feet as we expand the sportswear portion of our merchandise assortment. During 2002, we intend to continue to refine our merchandise assortment and build the infrastructure to support our mishmash roll-out. We expect these steps will enable us to open 30 to 50 mishmash stores in 2003. Our mishmash concept allows us to leverage our existing database of six million 'tween girls and continue to capture these customers as they get older by providing a new, unique shopping destination that appeals to more mature teen girls. The store design is "retro-cool" and is inspired by the colors and sensations of Miami's South Beach. The design was recently awarded first place by the well-respected Visual Merchandising and Store Design magazine. We offer a breadth of products that enables the teen customer to complement her fashionable appearance with accessories, intimate apparel, cosmetics, sportswear and shoes, as well as other novelty items expressive of her distinct personality and tastes. We have expanded our merchandising team and will leverage our knowledge of teen girls to refine our merchandising strategy and store concept for mishmash. We have not yet launched any advertising or promotional initiatives for our mishmash stores. However, as with our Limited Too concept, we intend to employ an integrated brand management strategy including unique in-store designs, seasonal promotional programs, creative signage and window displays and complementary direct mail and website initiatives.

   Point-of-sale system. By the end of the back-to-school selling season in July 2002, we expect to complete the installation of a new point-of-sale system. This planned technology upgrade will enable us to provide a greater level of customer service, enhance the communication link with our stores, improve back-office operations and offer the opportunity to automate promotional programs such as our Frequent Buyer program and gift certificates.

Our Direct to Consumer Channels

   Direct mail. We mailed our first catazine during the 1999 back-to-school period. Catazines, which incorporate a magazine format and style with a product catalog, promote our Limited Too brand's lifestyle image and offer our customers the opportunity to shop by mail or in the store. Each edition is mailed to coincide with either key shopping seasons: (spring break, summer, back-to-school and the Christmas holiday) or changes in our floorset. Catazines include a similar merchandise assortment as our retail stores and, along with our website, offer expanded sizes in fitted bottoms for the slightly larger girl that are not available in our stores. We have found that our customers often identify items in the catazine that they want to purchase and then use the catazine as a "shopping guide" when they visit our stores. Other direct mail initiatives also include personalized birthday card mailings and themed coupons for in-store purchases. We engage third parties to assist us with print production and other creative services, circulation and fulfillment.

   Website. Our Limited Too website offers another point of purchase for our customers. We offer online the same selected assortment of merchandise as in our catazines, including larger sizes, as well as clearance items. Our website is designed to be easy to navigate, with links to products sorted by category. Customers can also place orders from our catazines online and apply for our private label credit card. The site's colorful graphics and photographs of girls engaging in popular lifestyle activities capture the energy and excitement of our Limited Too stores.

Our Merchandising Philosophy

   Product mix. We design and sell all of our apparel under our proprietary Limited Too and mishmash brands. In addition, we source and purchase merchandise from over 350 suppliers.

   Our Limited Too store merchandise assortment covers a broad array of classifications in girls apparel, including jeans and other jeanswear, bottoms, knit tops, T-shirts, shorts, skirts, dresses and outerwear. For many of these products, we have both fashion basic and fashion-forward versions. Because our customer grows out of her top and bottom clothing items at roughly the same time and in order to make our customers feel more secure in their fashion choices, we display our merchandise as complete outfits, instead of displaying garments together by product. Our outfits are displayed with complementary matching accessories and other related items, which we believe helps promote higher sales volume through multiple unit sales. In addition to apparel, we offer accessory products such as key chains, wallets, backpacks, purses and watches, as well as lifestyle products. Our lifestyle products include products for her room such as inflatable furniture, candles, lamps and posters, as well as small toys, candy, stickers and stationery.

   Our GirlCare line includes toiletries, such as shower gel and body splash, accessories, such as hairbrushes and manicure sets, and cosmetics, such as glitter nail polish and lip gloss. These GirlCare products are generally arranged in our stores so that our customers can experiment with our products and consult their friends and our sales associates. A substantial portion of our GirlCare line is under $10 so that our target customer can spend her own money. In addition, our Limited Too stores' assortment includes approximately 3% of third-party branded merchandise, predominantly in the footwear and accessories categories.

   Our mishmash stores offer lifestyle and accessory products including cosmetics, intimate wear, shoes, candy, hair accessories, watches and picture frames, as well as a limited apparel selection, including graphic tees, underwear and sleepwear. While most of the merchandise is sold under the mishmash label, our cosmetics and shoe categories include third-party brands.

   We believe that there are significant opportunities to increase volume through both increased penetration of existing merchandise classifications and addition of new classifications. Management believes that our ability to design and market new merchandise quickly and effectively has been a key element of our success. In recent years, we have broadened our Limited Too product assortment in existing categories to increase volume and productivity. We will continue to expand key categories.

   Distribution and sourcing. Our vertically-integrated operations allow us to control the process from the design stage through delivery to our stores. This control allows us to respond quickly to changing trends and customer preferences and insures that our merchandise is unique.

   In the first quarter of 2002, we transitioned our distribution operations to a new distribution center in Etna, Ohio. Our new distribution center, approximately 470,000 square feet, is the processing center for merchandise that is shipped to our stores. The new facility is specifically designed to support our retail operations, and has sufficient capacity to service 800 stores and can be expanded to support another 200 stores. Additionally, we own adjacent land for further expansion. Owning and operating our own distribution center will improve control of our distribution needs, and better facilitate our long-term supply and logistics needs.


   We use a variety of vendors to produce our merchandise. In fiscal 2001, we purchased merchandise from approximately 350 suppliers. Historically, our largest apparel supplier has been Mast Industries, Inc., a wholly-owned subsidiary of The Limited. Mast Industries supplied approximately 30% of the merchandise that we purchased in fiscal 2001. We intend to open our first direct sourcing office, in Hong Kong, by the summer of 2002. This will allow us to substantially reduce the involvement of agents, brokers and middlemen as we establish increased direct relationships with factories. We expect to realize meaningful cost savings as a result of this long-term initiative. Additionally, we believe that we have strong and loyal relationships with our vendors, which provides us short lead times and greater flexibility for inventory replenishment. Our catazine and website orders are fulfilled through an outsourced distribution and fulfillment center in Texas.


   Inventory management. Our approach to inventory management emphasizes rapid turnover, historically averaging in excess of eight times per year, which we believe is faster than most of our competitors. In addition, we take markdowns where required to keep merchandise fresh and current with fashion trends. Our policy is to maintain sufficient quantities of inventory on hand in our retail stores and distribution center so that we can offer customers a full selection of current merchandise.

   In November, we began testing a new point-of-sale system. This planned technology upgrade will enable us to provide a greater level of customer service, enhance the communication link with our stores, and improve back-office operations. All stores are expected to have the new system installed before the back-to-school selling season commencing in July 2002.

   We view the retail apparel market as having two principal selling seasons, spring and fall. As is generally the case in the apparel industry, we experience our peak sales activity during the fall season. This seasonal sales pattern results in increased inventory during the back-to-school and Christmas holiday shopping periods. During fiscal 2001, our highest inventory level approximated $61 million at the end of November 2001 and the lowest inventory level approximated $32 million at the end of May 2001.

Marketing and Promotion

   Our marketing and promotional strategies are consistent with our focused and differentiated brands. In the future, we intend to continue many of our current in-store advertising and promotional initiatives that appeal to the fun loving nature of our Limited Too stores' target customer group. Historically, we have employed several marketing initiatives that we intend to continue. These include:


   Cross-promotions. We have multiple marketing relationships that promote our brand and have engaged in cross-promotions with major media companies such as Disney and Universal Studios and consumer product companies. We recently completed a "15th Birthday Bash Sweepstakes" contest offering a Universal Studios trip for the winner and her friends. In 2001, our "Passion for Fashion Tour" included events such as fashion shows, contests and musical performances by popular music stars.



   Colorful window displays. We place large, bright, cheerful graphics or photographs in at least one of our display windows. We change our displays frequently and often pursue seasonal themes. We believe our window displays attract customer attention in a busy mall environment and immediately allow shoppers to recognize our store as a place for young girls. Our in-store displays include a series of distinctive color photographs that are enlarged and prominently displayed throughout the stores. These photographs contain images of young girls engaged in popular lifestyle activities, which we believe reinforce the peer-acceptance quality of our brand.



   Frequent Buyer program. Our ongoing Frequent Buyer program uses a wallet-sized punch card (the Frequent Buyer Card) that can be punched up to ten times for every $20 increment spent in our stores. On the first and third Tuesday of every month, through our "Too Punch Toosday" program, customers receive double punches on their Frequent Buyer Card for each qualifying purchase. After 10 punches, a customer can redeem the card for a $20 discount. Approximately 1.8 million fully-punched Frequent Buyer Cards were redeemed in fiscal 2001. In that same period, approximately 70% of all eligible transactions (transactions over $20) used a Frequent Buyer Card in the purchase, and a Frequent Buyer Card was redeemed in over 12% of all transactions. In order to receive a Frequent Buyer Card, our customers are asked to provide their name, address, birthday and their sister's name. This program is the primary source for our customer information database.



   Too Bucks program. Our event-oriented bounceback program occurs three times a year: spring (around Easter), the fall back-to-school period and the Christmas holiday shopping season. The program provides customers who purchase $50 or more in any of our sales channels with $25 coupons, which can be used toward purchases over $50 made during the two or three weeks after distribution. Aggregating the three campaigns, the coupons are distributed for approximately 18 weeks and redeemable for nine weeks; therefore, the campaign is a part of our promotion strategy for 27 weeks of the year. For fiscal 2001, nearly 50% of the coupons were redeemed.


   Credit card program. We began our private label credit card program in September 2000. We estimate that our Limited Too credit card customers spend nearly twice as much per trip as our average customer. In fiscal 2001, our first full year of the card, 300,000 new Limited Too credit cards were issued and Limited Too credit card purchases represent an increasing proportion of our sales.

   Other promotions. Customers who successfully pass all classes at the end of the grading period can bring in their report cards to redeem a $5 coupon that can be used in the stores. We also send birthday cards to customers in our database, which include a coupon that can be redeemed in our stores. In addition, through our catazine mailings, we send out coupons with various themes that can be used in our stores.

Our Relationship with The Limited

   In August 1999, The Limited distributed to its shareholders in a spin-off all of its interest in us on the basis of one share of our common stock for each seven shares of The Limited's common stock. As a result of the spin-off, we became an independent, separately traded, public company. In connection with the spin-off, we entered into several agreements with The Limited which continue to cover certain aspects of our ongoing relationship with The Limited, including our license of the "Limited Too" brand name and arrangements with The Limited under certain store leases.

Trademarks and Service Marks


   We own trademarks and service marks, including mishmash, used to identify our merchandise and services, other than our brand name, "Limited Too." Many of these marks are registered with the U.S. Patent and Trademark Office. These marks are important to us, and we intend to, directly or indirectly, maintain and protect these marks and their registrations. However, we may choose not to renew a registration of one or more of our merchandise marks if we determine that the mark is no longer important to our business.


   We also conduct business in foreign countries, principally because a substantial portion of our merchandise is manufactured outside the United States. We have registered marks in foreign countries to the degree necessary to protect these marks, although there may be restrictions on the use of these marks in a limited number of foreign jurisdictions.


   A wholly-owned subsidiary of The Limited owns the brand name "Limited Too," which is registered in the United States and in numerous foreign countries. This subsidiary licenses the brand name to one of our wholly-owned subsidiaries. In connection with the spin-off, these subsidiaries entered into a trademark and service mark licensing agreement that allows us to operate under the "Limited Too" brand name in connection with our 'tween business. The agreement is for an initial term of five years after the spin-off, renewable annually thereafter at our option.


Competition

   The sale of apparel and personal care products through retail stores and direct-to-consumer channels is a highly competitive business with numerous competitors, including individual and chain fashion specialty stores, department stores, discount retailers and direct marketers. Depth of selection, colors and styles of merchandise, merchandise procurement and pricing, ability to anticipate fashion trends and customer preferences, inventory control, reputation, quality of merchandise, store design and location, advertising and customer services are all important factors in competing successfully in the retail industry. We believe that our focused and differentiated brand provides us an ability to compete successfully in our industry.

Associate Relations

   As of February 2, 2002, we employed approximately 8,400 associates, none of whom were parties to a collective bargaining agreement, approximately 6,400 of whom were part-time. In addition, temporary associates are hired during peak periods, such as the back-to-school and Christmas holiday shopping seasons.

Properties

   Our home office facilities are located in New Albany, Ohio, within 10 miles of our previous headquarters in Columbus, Ohio. In February 2002 we transitioned our distribution operations to our new distribution center in Etna, Ohio, within 15 miles of our new home office facilities. Our new distribution center is approximately 470,000 square feet. We own both our new distribution center and home office facilities.

   As of February 2, 2002, we operated 459 Limited Too and seven mishmash stores, which are located primarily in shopping malls throughout the United States. Of these stores, 359 were leased directly from third parties, principally shopping mall developers, and 107 were governed by leases where the primary tenant is The Limited or an affiliate of The Limited. Of the 359 stores directly leased, 51 are guaranteed by The Limited. The leases expire at various dates between 2002 and 2012. In fiscal 2001, total store rent was $43.7 million. Minimum rent commitments under non-cancellable leases as of February 2, 2002 totalled $48.5 million, $48.3 million, $46.6 million, $41.6 million and $34.6 million for fiscal years 2002 through 2006, respectively, and $81.4 million thereafter.


   Typically, when space is leased for a retail store in a shopping center, all improvements, including interior walls, floors, ceilings, fixtures and decorations, are supplied by the tenant. In certain cases, the landlord of the property may provide a construction allowance to fund all or a portion of the cost of improvements. The cost of improvements varies widely, depending on the size and location of the store. Lease terms are typically ten years and usually include a fixed minimum rent plus a contingent rent based on the store's annual sales in excess of a specified amount. Certain operating costs such as common area maintenance, utilities, insurance and taxes are typically paid by tenants.

   Leases with The Limited or an affiliate of The Limited are on terms that represent the proportionate share of the base rent payable in accordance with the underlying lease plus the portion of any contingent rent payable in accordance with the underlying lease attributable to our performance. Additionally, The Limited provides guarantees on certain leases and assesses a fee based on those stores' sales exceeding defined levels.

Litigation

   Too, Inc. is involved from time to time in litigation incidental to its business. Management believes that the outcome of current litigation will not have a material adverse effect upon the operations or financial condition of Too, Inc.

                                  Management

Directors and Executive Officers

   The following table sets forth the name, age and position of each of our directors and executive officers:


Name                 Age                          Position
----                 ---                          --------
Michael W. Rayden... 53  Chairman of the Board of Directors, President and Chief
                         Executive Officer
Kent A. Kleeberger.. 50  Director, Executive Vice President-Chief Financial Officer,
                         Logistics and Systems, Secretary and Treasurer
Sally A. Boyer...... 41  Executive Vice President of Planning, Allocation and
                         Merchant Operations
James C. Petty...... 43  Senior Vice President-Stores
Ronald Sykes........ 60  Senior Vice President-Human Resources
Nancy J. Kramer..... 46  Director
David A. Krinsky.... 53  Director
Philip E. Mallot.... 44  Director
Kenneth J. Strottman 53  Director


   Mr. Rayden has served as our President and Chief Executive Officer since March 1996. He was elected Chairman of the Board of the Company in August 1999. Before joining the Company, he served as President, Chief Executive Officer and Chairman of the Board of Pacific Sunwear of California, Inc. from 1990 to 1996, President and Chief Executive Officer of The Stride Rite Corporation from 1987 to 1989 and President and Chief Executive Officer of Eddie Bauer Inc. from 1984 to 1987. Mr. Rayden is also on the board of directors of Strottman International, Inc., a privately held company. Mr. Rayden was first elected to the Board of Directors in August 1999.


   Mr. Kleeberger has served as our Executive Vice President-Chief Financial Officer, Logistics and Systems since February 2001. He also serves as our Secretary and Treasurer. Mr. Kleeberger joined the Company as Vice President and Chief Financial Officer in March 1998 following a 10-year career with The Limited, Inc., including as Vice President-Controller of Victoria's Secret Catalogue from 1991 to 1995 and Corporate Controller of The Limited, Inc. from 1995 to 1998. Mr. Kleeberger was first elected to the Board of Directors in February 2000.



   Ms. Boyer has served as our Executive Vice President of Planning, Allocation and Merchant Operations since February 2001. Previously, Ms. Boyer served as our Senior Vice President-Merchandising Operations since June 2000, and as Vice President Merchandising Operations since May 1998. Ms. Boyer also held various positions with us and The Limited, Inc., including Vice President-Planning and Distribution from 1995 to 1998. Before joining The Limited, Inc. in 1991, she served as a Financial Consultant for Andersen Consulting from 1990 to 1991, a Merchandise Planner for The Limited, Inc. from 1989 to 1990 and Merchandise Controller of Youthland, Inc. from 1984 to 1989.



   Mr. Petty has served as our Senior Vice President-Stores since June 2000. Previously, Mr. Petty served as our Vice President-Stores since June 1997. Mr. Petty also held various positions involving store management and operations with Old Navy, Inc., Banana Republic, Inc. and The Gap, Inc. during his 13-year tenure with The Gap and its subsidiaries, including Vice President-Store Operations of Old Navy, Inc. from 1994 to 1997 and Vice President-Store Operations of Banana Republic, Inc. from 1991 to 1994.

   Mr. Sykes has served as our Senior Vice President-Human Resources since October 2000. Prior to joining the Company, he had been a principal since October 1999 at Walker-Sykes Associates, LLC, an executive search firm. Mr. Sykes owned his own executive search firm, Ron Sykes & Associates, from August 1998 to October 1999. From April 1995 to August 1998, he was a senior human resources executive with The Limited Stores Inc. Mr. Sykes has held similar positions with F & R Lazarus, Stride Rite Corporation, Jordan Marsh, A & S/Jordan Marsh and Macy's East.


   Ms. Kramer is President and Chief Client, Creative and Culture Officer of Ten/Resource, a marketing firm specializing in integrated marketing solutions for high technology clients. Ten/Resource was founded by Ms. Kramer in 1981 and became part of the Ten Worldwide group of companies in 2001. Ms. Kramer was first elected to the Board of Directors in August 1999.

   Mr. Krinsky is a partner at the law firm of O'Melveny and Myers LLP in Newport Beach, California. Before joining the firm as a partner in 1994, he was a partner at the law firm of Pettis, Tester, Kruse & Krinsky. Mr. Krinsky practices business and securities law. Mr. Krinsky was first elected to the Board of Directors in August 1999.


   Mr. Mallott is an independent financial consultant. He retired as Vice President, Finance and Chief Financial Officer of Intimate Brands, Inc. in February 2000, a position he held since 1995. Prior to joining Intimate Brands in 1995, Mr. Mallott had been Chief Financial Officer of Structure, Inc., a business operated by The Limited, Inc. From 1991 to 1994, Mr. Mallott was Vice President-Finance at Structure. Mr. Mallott was first elected to the Board of Directors in February 2000.


   Mr. Strottman is the founder, President and Chief Executive Officer of Strottman International, Inc., a marketing agency specializing in developing promotional programs targeting children and families. Before founding his firm in 1983, Mr. Strottman served as Vice President, Marketing, at Mattel, Inc. Mr. Strottman was first elected to the Board of Directors in August 1999.

   The Stock Option and Compensation Committee of the Board of Directors consists of David A. Krinsky, Chairman, Nancy J. Kramer and Kenneth J. Strottman. The Audit Committee of the Board of Directors consists of Philip E. Mallott, Chairman, David A. Krinsky and Kenneth J. Strottman. Our former director and member of the Audit Committee, James U. McNeal, submitted his resignation from the Board of Directors to us on April 15, 2002. The Nominating Committee of the Board of Directors, which consists of Kenneth J. Strottman, Chairman, Nancy J. Kramer and Michael W. Rayden, is in the process of identifying qualified candidates to fill the Board vacancy created by his resignation.

                                 Underwriting


   Subject to the terms and conditions set forth in an underwriting agreement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares of common stock set forth opposite their respective names below.



                  Name                        Number of Shares
                  ----                        ----------------
                  Bear, Stearns & Co. Inc....    1,200,000
                  J.P. Morgan Securities Inc.    1,200,000
                                                 ---------
                     Total...................    2,400,000



   The underwriting agreement provides that the obligations of the underwriters to purchase shares of our common stock included in this offering are subject to the approval of the validity of the common stock by counsel and other conditions. The underwriters are obligated to take and pay for all of the shares (other than those covered by the over-allotment option described below) if any are taken. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.


   We have granted to the underwriters an option, exercisable at any time or from time to time for 30 days from the date hereof, to purchase up to an additional 360,000 shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise that option solely for the purpose of covering over-allotments, if any, made in connection with this offering.

   The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                No Exercise Full Exercise
                                ----------- -------------
                      Per Share      $            $
                      Total....      $            $

   Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up
to $       per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $       per share from the public
offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.


   We and our executive officers and directors have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option plans existing on the date of this prospectus without the prior written consent of the underwriters.

   We have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.


   The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 360,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any naked short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or minimizing a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.



   The underwriters have advised us that, pursuant to Regulation M under the Securities Act of 1933, they may engage in transactions, including stabilizing bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on the behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.


   One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisors.

   We estimate that our share of the total expenses of this offering, excluding underwriting discount, will be approximately $525,000.


   We may use more than 10% of the net proceeds from the sale of the common stock in this offering to repay indebtedness owed by us to affiliates of J.P. Morgan Securities Inc. Therefore, this offering will be made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules.

                                 Legal Matters


   The validity of the common stock will be passed upon for us by Porter, Wright, Morris & Arthur LLP, Columbus, Ohio and certain other legal matters related to the offering will be passed upon for us by O'Melveny & Myers LLP, Menlo Park, California. A partner of O'Melveny & Myers LLP is one of our directors and has been granted options to purchase 20,000 shares of our common stock in connection with his service as a director, of which 3,750 are currently exercisable. Certain legal matters related to the offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.


                                    Experts

   The financial statements as of February 2, 2002 and February 3, 2001 and for each of the three years in the period ended February 2, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      Where You Can Find More Information

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.


   We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 that we file with the SEC after the date of the initial filing of the registration statement and prior to the time we sell all of the securities offered by this prospectus:



    .  Our Annual Report on Form 10-K for the fiscal year ended February 2,
       2002;



    .  Our Current Report on Form 8-K, filed on May 13, 2002; and


    . The description of our common stock contained in our registration statement on Form 10, dated August 18, 1999, and any amendments and reports filed for the purpose of updating that description, including our Registration Statement on Form 8-A, dated August 27, 2001, as amended by Amendment No. 1 dated September 28, 2001, to that Registration Statement on Form 8-A, containing a description of our Rights Agreement, dated as of August 14, 2001, by and between Too, Inc. and EquiServe Trust Company, N.A., as Rights Agent.

   The information in this prospectus about Too, Inc. is not comprehensive and you should also read the information in the documents incorporated by reference into this prospectus. Information that we file later with the SEC and that is incorporated by reference into this prospectus will automatically update and supersede information in this prospectus.

   You may request a copy of any or all of the documents incorporated by reference in this prospectus at no cost, by writing to or telephoning us at the following address:

                                   Too, Inc.
                              8323 Walton Parkway

                            New Albany, Ohio 43054

          Attention: Robert A. Atkinson, Director, Investor Relations
                                (614) 775-3500

   You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Information on our website is not a part of this prospectus.

Index to Consolidated Financial Statements

                                                                   Page
        Report of Independent Accountants......................... F-2
        Consolidated Balance Sheets............................... F-3
        Consolidated Statements of Income......................... F-4
        Consolidated Statements of Changes in Shareholders' Equity F-5
        Consolidated Statements of Cash Flows..................... F-6
        Notes to Consolidated Financial Statements................ F-7

                       Report of Independent Accountants



To the Board of Directors and Shareholders of Too, Inc.:



   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Too, Inc. and its subsidiaries at February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP


Columbus, Ohio


February 20, 2002

                                   Too, Inc.
                          Consolidated Balance Sheets

                                                                                 February 2, February 3,
                                                                                    2002        2001
                                                                                 ----------- -----------
                                                                                  (in thousands except
                                                                                     share amounts)

Assets

Current assets:
   Cash and equivalents.........................................................  $ 63,538    $ 54,788
   Receivables..................................................................     2,547       2,422
   Inventories..................................................................    44,537      45,715
   Store supplies...............................................................    10,357       9,050
   Deferred income taxes........................................................        --       2,898
   Other........................................................................     2,409       1,408
                                                                                  --------    --------
Total current assets............................................................   123,388     116,281

Property and equipment, net.....................................................   126,415      81,184
Deferred income taxes...........................................................    14,786      10,321
Other assets....................................................................       988       1,325
                                                                                  --------    --------

Total assets....................................................................  $265,577    $209,111
                                                                                  ========    ========

Liabilities and shareholders' equity

Current liabilities:
   Current portion long-term debt...............................................  $ 17,500    $     --
   Accounts payable.............................................................    23,341      24,213
   Accrued expenses.............................................................    39,036      37,703
   Income taxes payable.........................................................    19,696      13,603
                                                                                  --------    --------
Total current liabilities.......................................................    99,573      75,519

Long-term debt, less current portion............................................    32,500      50,000

Other long-term liabilities.....................................................     5,295       3,881

Commitments and contingencies...................................................        --          --

Shareholders' equity
Preferred stock, 50 million shares authorized...................................        --          --
Common stock, $.01 par value, 100 million shares authorized, 31.3 million and
  30.8 million shares issued and outstanding at February 2, 2002 and February 3,
  2001..........................................................................       313         308
Paid in capital.................................................................    35,338      26,408
Retained earnings...............................................................    92,558      52,995
                                                                                  --------    --------

Total shareholders' equity......................................................   128,209      79,711
                                                                                  --------    --------
Total liabilities and shareholders' equity......................................  $265,577    $209,111
                                                                                  ========    ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements

                                   Too, Inc.
                       Consolidated Statements of Income

                                                        2001     2000     1999
                                                      -------- -------- --------
                                                         (in thousands except
                                                          per share amounts)

Net sales............................................ $602,689 $545,040 $450,426
 Costs of goods sold, buying and occupancy costs.....  385,167  352,459  292,237
                                                      -------- -------- --------
Gross income.........................................  217,522  192,581  158,189
 General, administrative and store operating expenses  150,976  137,285  115,734
                                                      -------- -------- --------
Operating income.....................................   66,546   55,296   42,455
Interest expense, net................................      583    1,551    1,479
                                                      -------- -------- --------
Income before income taxes...........................   65,963   53,745   40,976
Provision for income taxes...........................   26,400   21,500   16,400
                                                      -------- -------- --------
Net income........................................... $ 39,563 $ 32,245 $ 24,576
                                                      ======== ======== ========
Net income per share:
 Basic............................................... $   1.28 $   1.05 $   0.80
 Diluted............................................. $   1.23 $   1.02 $   0.79
Weighted average common shares:
 Basic...............................................   31,020   30,740   30,674
 Diluted.............................................   32,038   31,737   30,974

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                   Too, Inc.
                      Consolidated Statements of Changes
                            in Shareholders' Equity

                                        Common Shares
                                        -------------
                                                                 Net
                                                              Investment              Total
                                                      Paid in   by The   Retained Shareholders'
                                        Shares Amount Capital  Limited   Earnings    Equity
                                        ------ ------ ------- ---------- -------- -------------
                                                            (in thousands)

Balances, January 30, 1999.............                        $ 50,017             $ 50,017
Net income prior to spin-off...........                           3,826                3,826
Cash dividend to The Limited...........                         (50,000)             (50,000)
Distribution of Too, Inc. common
  stock by The Limited................. 30,674  $307  $24,410   (24,717)                  --
Transfers from The Limited, net........                          20,874               20,874
Net income after spin-off..............                                  $20,750      20,750
                                        ------  ----  -------  --------  -------    --------

Balances, January 29, 2000............. 30,674   307   24,410        --   20,750      45,467
Net income.............................                                   32,245      32,245
Issuance of common stock under
  stock option and restricted stock
  plans................................     85     1    1,100                          1,101
Other, including tax benefit related to
  issuance of stock under stock
  option and restricted stock plans....                   898                            898
                                        ------  ----  -------  --------  -------    --------

Balances, February 3, 2001............. 30,759   308   26,408        --   52,995      79,711
Net income.............................                                   39,563      39,563
Issuance of common stock under
  stock option and restricted stock
  plans................................    582     5    6,371                          6,376
Other, including tax benefit related to
  issuance of stock under stock
  option and restricted stock plans....                 2,559                          2,559
                                        ------  ----  -------  --------  -------    --------
Balances, February 2, 2002............. 31,341  $313  $35,338  $     --  $92,558    $128,209
                                        ======  ====  =======  ========  =======    ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                   Too, Inc.
                     Consolidated Statements of Cash Flows

                                                            2001      2000      1999
                                                          --------  --------  --------
                                                                 (in thousands)

Cash flows from operating activities:
 Net income.............................................. $ 39,563  $ 32,245  $ 24,576
Impact of other operating activities on cash flows:
 Depreciation and amortization...........................   17,950    16,536    13,804
Changes in assets and liabilities:
 Inventories.............................................    1,178   (11,059)   (7,091)
 Accounts payable and accrued expenses...................      536    (6,646)   40,075
 Income taxes............................................    6,569    (2,319)      980
 Other assets............................................   (1,753)   (1,386)   (2,999)
 Other liabilities.......................................    1,414     1,838       202
                                                          --------  --------  --------
Net cash provided by operating activities................   65,457    29,209    69,547
                                                          --------  --------  --------
Investing activities:
 Capital expenditures....................................  (63,598)  (36,308)  (31,424)
                                                          --------  --------  --------
Net cash used for investing activities...................  (63,598)  (36,308)  (31,424)
                                                          --------  --------  --------
Financing activities:
 Stock options, restricted stock and other equity changes    6,891     1,903        --
 Net increase in investment by The Limited...............       --        --    20,874
 Proceeds from borrowings under the credit facility......       --        --    64,235
 Payment of dividend to The Limited......................       --        --   (50,000)
 Repayment of borrowings under the credit facility.......       --        --   (14,235)
                                                          --------  --------  --------
Net cash provided by financing activities................    6,891     1,903    20,874
                                                          --------  --------  --------
Net increase (decrease) in cash and equivalents..........    8,750    (5,196)   58,997
Cash and equivalents, beginning of year..................   54,788    59,984       987
                                                          --------  --------  --------
Cash and equivalents, end of year........................ $ 63,538  $ 54,788  $ 59,984
                                                          ========  ========  ========


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements

                                   Too, Inc.
                  Notes to Consolidated Financial Statements

1. Basis of Financial Statement Presentation

   Too, Inc., (referred to herein as "Too" or the "Company") is the operator of two specialty retailing businesses, Limited Too and mishmash. Limited Too sells apparel, underwear, sleepwear, swimwear, footwear, lifestyle and personal care products for fashion-aware, trend-setting young girls ages seven to fourteen years. mishmash, launched by the Company in late September 2001, sells cosmetics, sportswear, intimate apparel and footwear to young women ages fourteen to nineteen. The assortment also includes accessories, jewelry, room decor furnishings and lifestyle products. The accompanying consolidated financial statements include the accounts of Too, Inc. and its subsidiaries and reflect the Company's assets, liabilities, results of operations and cash flows on a historical cost basis. The Company was established in 1987 and, prior to the August 1999 spin-off, was a wholly-owned subsidiary of The Limited, Inc. ("The Limited").

   Effective August 23, 1999, The Limited distributed to its shareholders of record as of August 11, 1999, all of its interest in Too on the basis of one share of Too common stock for each seven shares of The Limited common stock (the "spin-off"). The spin-off resulted in 30.7 million shares of Too common stock outstanding as of August 23, 1999. As a result of the spin-off, the Company became an independent, separately traded, public company. In connection with the spin-off, Too and The Limited entered into certain agreements which are more fully described in Note 8. From the time of the spin-off until December 31, 2001 (the most recent date for which the Company has been provided beneficial ownership information for the shareholder), the Company's largest shareholder was also the largest shareholder of The Limited.

2. Summary of Significant Accounting Policies

Principles of Consolidation

   The consolidated financial statements include the accounts of Too and all subsidiaries which are more than 50% owned. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has one reportable segment which includes all of its products.

Fiscal Year

   The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 2001 and 1999 represent the 52-week periods ended February 2, 2002 and January 29, 2000, respectively, while the 2000 fiscal year represents the 53-week period ended February 3, 2001.

Cash Equivalents

   The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Inventories

   Inventories are principally valued at the lower of average cost or market, on a first-in, first-out basis, utilizing the retail method.

                                   Too, Inc.
           Notes to Consolidated Financial Statements -- (Continued)


Store Supplies

   The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags, packaging and point-of-sale supplies is capitalized at the store opening date. In lieu of amortizing the initial balance, subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supply balances are periodically reviewed and adjusted as appropriate for changes in supply levels and costs.

Catalog and Advertising Costs

   Catalog costs, principally catalog production and mailing costs, are amortized over the expected revenue stream, which is generally three months from the date that the catalogs are first mailed. All other advertising costs, including costs associated with in-store photographs and direct mail campaigns, are expensed at the time the promotion first appears in media or in the store. Advertising costs amounted to $14.8 million, $8.4 million and $1.7 million for fiscal years 2001, 2000 and 1999, respectively.

Property and Equipment

   Property and equipment are stated at cost. Depreciation and amortization are computed on a straight-line basis, using service lives ranging principally from 5 to 10 years for building improvements and 3 to 10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts, with any resulting gain or loss included in net income. Interest costs associated with the construction of certain long-term projects are capitalized. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.

   Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. The store assets are reviewed by district, in accordance with the method by which management reviews store performance. Factors used in the valuation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows. Impaired assets are written down to estimated fair value with fair value generally being determined based on discounted expected future cash flows. No impairment charges have been recorded based on management's review.

Income Taxes

   The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

   Prior to the spin-off, the Company was included in The Limited's consolidated federal and certain state income tax returns for income tax reporting purposes. However, income taxes in the Company's consolidated financial statements were calculated as if the Company had filed separate income tax returns for all periods presented. In connection with the spin-off, the Company entered into a tax separation agreement with The Limited. The purpose of this agreement was to reflect each party's rights and obligations relating to payment and refunds of taxes attributable to periods up to and including the year of the spin-off.

                                   Too, Inc.
           Notes to Consolidated Financial Statements -- (Continued)


Revenue Recognition

   Sales are recorded when the customer takes possession of merchandise -- that is, the point of sale. Markdowns associated with the Frequent Buyer and Too Bucks Programs are recognized upon redemption in conjunction with a qualifying purchase. Catalog sales are recorded upon shipment to the customer. A reserve is provided for projected merchandise returns based on prior experience.

   In the fourth quarter 2000, the Company adopted Emerging Issues Task Force
(EITF) No. 00-10 "Accounting for Shipping and Handling Fees and Costs" which changed its classification of shipping revenue. Amounts relating to shipping and handling billed to customers in a sale transaction are now classified as revenue. The Company considers related shipping and handling costs to be the direct shipping charges associated with catalog and e-commerce sales. Such costs are reflected in cost of goods sold, buying and occupancy costs. The Company also changed the classification of employee discounts as a reduction of revenue. Previously, shipping revenues and the related expenses and employee discounts were included in SG&A. Prior periods' financial statements presented for comparative purposes have been reclassified to comply with these new reporting guidelines. These reclassifications had no impact on the results of operations, cash flows or the financial position of the Company.

   The Company adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" during the fourth quarter of 2000. SAB No. 101 provides the Securities and Exchange Commission's views in applying generally accepted accounting principles to selected revenue recognition issues. The adoption of SAB No. 101 did not have a material effect on the Company's results of operations, cash flows or financial position.

Store Pre-Opening Expenses

   Pre-opening expenses related to new store openings are charged to operations as incurred.

Financial Instruments

   The recorded values of financial instruments, including cash and cash equivalents, receivables, the current portion of long-term debt and accounts payable, approximate fair value due to their short maturity. The recorded value of long-term debt approximates fair value as the interest rate on such debt was reset near the end of fiscal 2001.

Stock-Based Compensation

   The Company accounts for stock options using Accounting Principle Board Opinion No. 25 (APB 25) and has provided pro forma disclosures in accordance with Statement of Financial Accounting Standards No. 123 (SFAS 123).

Earnings Per Share

   Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if stock options or restricted stock were converted into common stock using the treasury stock method.

                                   Too, Inc.
           Notes to Consolidated Financial Statements -- (Continued)


   Earnings per share, as presented in the Consolidated Statements of Income, for periods prior to the spin-off was calculated by dividing net income by the
30.7 million common shares issued in connection with the spin-off as if these shares were outstanding for such periods. A reconciliation of basic and diluted common shares used in the determination of earnings per share follows (in thousands):

                                                        2001    2000    1999
                                                       ------- ------- -------
 Net income........................................... $39,563 $32,245 $24,576

 Weighted average common shares -- basic..............  31,020  30,740  30,674
 Dilutive effect of stock options and restricted stock   1,018     997     300
                                                       ------- ------- -------
 Weighted average common shares -- diluted............  32,038  31,737  30,974
                                                       ======= ======= =======

   Options to purchase 208,000, 174,200 and 9,000 common shares were not included in the computation of net income per diluted share for the fiscal years ended February 2, 2002, February 3, 2001 and January 29, 2000, respectively, as the options' exercise prices were greater than the average market price of the common shares for the reported periods.

Use of Estimates in the Preparation of the Consolidated Financial Statements

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Recently Issued Accounting Standards

   EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," will be effective in the first quarter of 2002 and addresses the accounting for, and classification of, various sales incentives. The Company has determined that adopting the provisions of this EITF Issue will not have a material impact on its consolidated financial statements.

   Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," will be effective in the first quarter of 2003. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the corresponding estimated retirement cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Because costs associated with exiting leased properties at the end of the lease terms are minimal, the Company believes that when the statement is adopted, it will not have a significant effect on the Company's results of operations or its financial position.

   In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion

                                   Too, Inc.
           Notes to Consolidated Financial Statements -- (Continued)

No. 30 (APB 30), "Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale. This model requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for the Company's first quarter in fiscal 2002. The Company is currently evaluating the impact of adopting SFAS 144, but the Company's management does not expect the adoption of SFAS 144 to have a significant impact on the results of operations, cash flows or the financial position of the Company.

Reclassifications

   Certain reclassifications have been made to the prior years' financial statements to conform to the classifications used in the current year.

3. Property and Equipment

   Property and equipment, at cost, consisted of (in thousands):

                                              February 2, February 3,
                                                 2002        2001
                                              ----------- -----------
           Land..............................  $  7,797    $  7,691
           Furniture, fixtures and equipment.   105,554      93,880
           Leaseholds improvements...........    45,408      42,528
           Construction-in-progress..........    49,069       3,643
                                               --------    --------
              Total..........................   207,828     147,742
           Less: accumulated depreciation and
             amortization....................   (81,413)    (66,558)
                                               --------    --------
           Property and equipment, net.......  $126,415    $ 81,184
                                               ========    ========

4. Leased Facilities and Commitments

   The Company operated stores under lease agreements expiring on various dates through 2012. The initial terms of leases are generally 10 years. Annual store rent is generally composed of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Many of the leases provide for future rent escalations and renewal options. Most leases require the Company to pay taxes, common area costs and certain other expenses.

   At February 2, 2002, the Company operated 107 stores under sublease agreements with The Limited. These sublease agreements require the Company to pay a proportionate share, based on selling space, of all costs, principally rent, maintenance, taxes and utilities. Pursuant to the sublease agreements, the Company is required to pay contingent rent to The Limited if stores' sales exceed a stipulated amount. The Limited also provides guarantees on 51 store leases and assesses a fee based on stores' sales exceeding defined levels.

   In addition, the Company leases certain equipment under operating lease agreements that expire at various dates through 2006.

                                   Too, Inc.
           Notes to Consolidated Financial Statements -- (Continued)


   A summary of rent expense for the fiscal years 2001, 2000 and 1999 follows (in thousands):


                                         2001    2000    1999
                                        ------- ------- -------
                 Fixed minimum......... $42,448 $36,881 $32,515
                 Contingent............   1,290   1,649   1,037
                                        ------- ------- -------
                    Total store rent...  43,738  38,530  33,552
                 Equipment and other...   1,311   1,074   1,077
                                        ------- ------- -------
                    Total rent expense. $45,049 $39,604 $34,629
                                        ======= ======= =======

   A summary of minimum rent commitments under noncancellable leases as of February 2, 2002 follows (in thousands):


                               2002...... $48,463
                               2003......  48,289
                               2004......  46,618
                               2005......  41,633
                               2006......  34,610
                               Thereafter  81,403


5. Accrued Expenses

   Accrued expenses consisted of (in thousands):

                                                 February 2, February 3,
                                                    2002        2001
                                                 ----------- -----------
        Compensation, payroll taxes and benefits   $16,474     $16,057
        Rent....................................     7,225       8,276
        Deferred revenue........................     6,120       4,973
        Taxes, other than income................     3,727       3,864
        Other...................................     5,490       4,533
                                                   -------     -------
           Total................................   $39,036     $37,703
                                                   =======     =======

6. Credit Facility

   During August 1999, the Company entered into a $100-million, five-year credit agreement (the "Credit Facility") with a syndicate of banks. The Credit Facility is collateralized by virtually all assets of the Company and comprises a $50-million, five-year term loan and a $50-million revolving loan commitment. The entire amount of the term portion was drawn in order to fund a $50-million dividend to The Limited.

   The $50-million revolving loan commitment is available to fund working capital requirements and for general corporate purposes. Interest on borrowings under the Credit Facility is based on matrix pricing applied to either the London Interbank Offered Rate or Prime, as defined in the agreement. Payments of principal under the

                                   Too, Inc.
           Notes to Consolidated Financial Statements -- (Continued)

term loan are due at various dates from July 2002 to August 2004. A commitment fee based on matrix pricing is charged on the unused portion of the revolving loan commitment. The commitment fee is up to 1/2 of 1% of the unused revolving credit commitment per annum. Under the terms of the Credit Facility, the Company is required to comply with certain financial ratios. The Credit Facility limits the Company from incurring certain additional indebtedness and restricts substantial asset sales, capital expenditures above approved limits and cash dividends. The Company is in compliance with all applicable terms of the Credit Facility. As of February 2, 2002, there were no amounts outstanding under the revolving portion of the Credit Facility.

   The aggregate amount of future maturities for long-term debt are as follows:
$17.5 million in 2002; $20.0 million in 2003; and $12.5 million in 2004.

   Net interest expense consisted of the following (in thousands):

                                      2001     2000     1999
                                     -------  -------  -------
                Interest expense.... $ 3,787  $ 5,044  $ 2,622
                Interest income.....  (3,204)  (3,493)  (1,143)
                                     -------  -------  -------
                Net interest expense $   583  $ 1,551  $ 1,479
                                     =======  =======  =======

   Interest paid in fiscal 2001, 2000 and 1999 amounted to $3.0 million, $4.7 million and $2.1 million, respectively.

7. Income Taxes

   The provision for income taxes consisted of the following (in thousands):

                                         2001     2000     1999
                                        -------  -------  -------
             Current:
             Federal................... $21,877  $19,534  $13,631
             State.....................   5,073    4,443    3,447
                                        -------  -------  -------
             Total current.............  26,950   23,977   17,078
             Deferred:
             Federal...................    (626)  (2,347)    (621)
             State.....................      76     (130)     (57)
                                        -------  -------  -------
             Total deferred............    (550)  (2,477)    (678)
                                        -------  -------  -------
             Total income tax provision $26,400  $21,500  $16,400
                                        =======  =======  =======

   A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:

                                                     2001  2000  1999
                                                     ----  ----  ----
          Federal income tax rate................... 35.0% 35.0% 35.0%
          State income taxes, net of federal benefit  4.5   4.5   4.5
          Other items, net..........................  0.5   0.5   0.5
                                                     ----  ----  ----
          Total effective income tax rate........... 40.0% 40.0% 40.0%
                                                     ====  ====  ====

                                   Too, Inc.
           Notes to Consolidated Financial Statements -- (Continued)


   The effect of temporary differences which give rise to net deferred tax asset balances was as follows (in thousands):


                                              February 2,          February 3,
                                                  2002                2001
                                      ---------------------------  -----------
                                      Assets  Liabilities  Total
                                      ------- ----------- -------
 Book depreciation in excess of tax.. $ 3,764   $    --   $ 3,764    $ 2,787
 Rent................................   1,366        --     1,366      1,679
 Inventory...........................   1,495        --     1,495      1,149
 Accrued expenses....................   5,679        --     5,679      4,558
 Store supplies -- basis differential      --    (2,594)   (2,594)        --
 Other, net..........................   4,059        --     4,059      3,046
                                      -------   -------   -------    -------
    Total deferred income taxes...... $16,363   $(2,594)  $13,769    $13,219
                                      =======   =======   =======    =======


   No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

   Income taxes payable included net current deferred tax liabilities of $1.0 million in fiscal year 2001.

   Subsequent to the spin-off, the Company began filing its tax returns on a separate basis. Prior to the spin-off, income tax obligations were treated as being settled through the intercompany accounts as if the Company was filing its income tax returns on a separate company basis. Amounts paid to The Limited related to income tax liabilities incurred prior to the spin-off totaled $640,000, $8.5 million and $12.0 million in fiscal years 2001, 2000 and 1999, respectively. Subsequent to the spin-off, the Company made income tax payments directly to taxing authorities amounting to $21.4 million, $16.1 million and $2.7 million in fiscal years 2001, 2000 and 1999, respectively.

8. Related Party Transactions

   Prior to the spin-off, the Company and The Limited entered into service agreements for generally a term of up to one year with most of the agreements having expired during fiscal 2000. The remaining service agreements are for the continued use by the Company of its home office space and distribution services covering flow of goods from factory to store. These agreements are for a term of up to three years from the spin-off date. Costs for these services are The Limited's costs of providing the services plus 5% of these costs, excluding any markup on third-party costs.

   Significant merchandise purchases were made from Mast, a wholly-owned subsidiary of The Limited. In fiscal year 2000 and 1999, merchandise purchases were also made from Gryphon, an indirect subsidiary of The Limited. Mast is a contract manufacturer and apparel importer while Gryphon was a developer of fragrance and personal care products as well as a contract manufacturer. Prices are negotiated on a competitive basis by merchants of Too with Mast, Gryphon and manufacturers.

   The Company does not anticipate that costs to replace the remaining service agreements with The Limited will have a material adverse impact on its financial condition.

                                   Too, Inc.
           Notes to Consolidated Financial Statements -- (Continued)


   Prior to the spin-off, transactions between the Company and The Limited and its subsidiaries and affiliates primarily consisted of merchandise purchases, capital expenditures, inbound and outbound shipping, store leasing, construction and management, distribution center, information systems and certain other home office and corporate services expenses. Management believes that the charges and allocations related to the services as described above were reasonable. However, these charges and allocations were not necessarily indicative of the amounts that would have been recorded by Too on a stand-alone basis.

   The following table summarizes amounts incurred related to transactions between Too and The Limited (in thousands):

                                                      2001     2000     1999
                                                    -------- -------- --------
 Merchandise purchases............................. $ 67,441 $ 74,866 $ 71,235
 Capital expenditures..............................       --    9,038   29,867
 Inbound and outbound shipping.....................    8,359    8,717    6,790
 Store leasing, construction and management........   19,144   34,799   58,471
 Distribution center, MIS and home office expenses.    8,571   12,325   12,508
 Corporate services and centrally managed functions       --       --    8,723
                                                    -------- -------- --------
 Total............................................. $103,515 $139,745 $187,594
                                                    ======== ======== ========

   Amounts payable to the Limited were $8.0 million at February 2, 2002 and $13.2 million at February 3, 2001.

   The following table summarizes activity in the net investment by The Limited account for fiscal year 1999 (in thousands):

                                                               1999
                                                             ---------
        Beginning balance................................... $  50,017
        Transactions with related parties...................   107,197
        Centralized cash management, dividends and transfers  (173,040)
        Settlement of income taxes..........................    12,000
        Net income..........................................     3,826
                                                             ---------
        Ending balance...................................... $      --
                                                             =========

9. Retirement Benefits

   The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of the associates' eligible annual compensation. The cost of these plans was $4.9 million, $4.2 million and $2.9 million in fiscal years 2001, 2000 and 1999, respectively.

                                   Too, Inc.
           Notes to Consolidated Financial Statements -- (Continued)


10. Stock-Based Compensation

   The Company has various stock option and restricted stock plans which provide incentive stock options, non-qualified stock options and restricted stock to officers and key associates. Stock options are granted at the fair market value of the Company's common shares on the date of grant and generally have 10-year terms. The options generally become exercisable in installments of 25% on each of the first four anniversaries of the grant date.

   Prior to the spin-off, certain associates of the Company participated in The Limited's stock option and restricted stock plans. In connection with the spin-off, Too associates were allowed to exercise vested Limited options within 90 days of the spin-off date. All unvested Limited stock options and restricted shares held by Too associates were replaced with Too stock options and restricted shares (collectively, the "awards"). The awards have the same ratio of the exercise price per option to the market value per share and the same vesting provisions, option periods and other terms as The Limited's awards that they replaced. The Company granted additional awards on the date of spin-off to certain associates and independent directors with exercise prices equal to the market value of Too's common stock at the date of spin-off.

Approximately 100,000 and 524,000 restricted shares were granted in 2000 and 1999 (inclusive of The Limited's restricted shares converted to Too restricted shares in connection with the spin-off) with total market value at the grant date of $2.7 million and $8.9 million, respectively. All 100,000 restricted shares granted in 2000 and 399,000 of the restricted shares granted in 1999 were subject to performance requirements all of which have been met. Restricted shares generally vest on a graduated scale over four years. The market value of restricted shares, as adjusted at the measurement date for shares with performance requirements, is being amortized over the vesting period. Compensation expense related to restricted shares amounted to $2.7 million, $4.3 million and $1.7 million for 2001, 2000 and 1999, respectively. No restricted shares were granted in 2001.

   A summary of changes in the Company's stock option plans for fiscal years 2001, 2000 and 1999 is presented below:


                                            2001                   2000                   1999
                                   ---------------------- ---------------------- ----------------------
                                               Weighted               Weighted               Weighted
                                                Average                Average                Average
                                   Number of    Option    Number of    Option    Number of    Option
                                    Shares    Price/Share  Shares    Price/Share  Shares    Price/Share
                                   ---------  ----------- ---------  ----------- ---------  -----------
Outstanding at beginning of year.. 2,336,200      $14     1,897,400      $11            --       --
   Granted and converted..........   499,100      $17       614,300      $26     1,913,600      $11
   Exercised......................  (393,800)     $10       (38,400)     $10            --       --
   Canceled.......................   (36,500)     $17      (137,100)     $16       (16,200)     $ 9
                                   ---------      ---     ---------      ---     ---------      ---
   Outstanding at end of year..... 2,405,000      $16     2,336,200      $14     1,897,400      $11
                                   =========      ===     =========      ===     =========      ===
Options exercisable at end of year   662,000      $15       514,200      $11        25,300      $10
                                   =========      ===     =========      ===     =========      ===

                                   Too, Inc.
           Notes to Consolidated Financial Statements -- (Continued)


   The following table summarizes information about stock options outstanding at February 2, 2002:


                                            Options Outstanding               Options Exercisable
                              ---------------------------------               ------------
                                           Weighted
                                           Average         Weighted                   Weighted
                           Number         Remaining        Average       Number       Average
Range of Exercise Price  Outstanding   Contractual Life Exercise Price Exercisable Exercise Price
-----------------------  -----------   ---------------- -------------- ----------- --------------
       $ 5 - $10               580,000          5.3             $7         140,200         $7
       $10 - $15               462,200          6.4             $11        259,700         $11
       $15 - $20               784,000          8.3             $16        128,000         $17
       $20 - $25                71,300          9.0             $23           9,100        $24
       $25 - $32               507,500          8.3             $27        125,000         $27
                               ----          ---             ---        -------         ---
                         2,405,000           7.2             $16        662,000         $15
                         =========           ===             ===        =======         ===


   The weighted average fair value per-share of options granted is estimated using the Black-Scholes option-pricing model and the following weighted average assumptions for fiscal years 2001, 2000 and 1999, respectively: price volatility of 40%, 45% and 35%, risk-free interest rate of 4.0%, 5.5% and 7.0%, and expected life of 5.0, 5.5 and 5.2 years. Additionally, for fiscal years 2001, 2000 and 1999, no expected dividends are assumed and the forfeiture rate is 20%.

   Shares reserved under the various plans amounted to 5.4 million as of February 2, 2002, and 3.8 million as of February 3, 2001 and January 29, 2000. The weighted average fair value of options granted during fiscal years 2001, 2000 and 1999, respectively, was $6.99, $13.29 and $4.82.

   Under APB 25, no compensation expense is recognized in the financial statements for stock options. Had compensation expense been recognized for stock-based compensation plans in accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company would have recorded net income of $37.7 million, $30.9 million and $24.0 million, and diluted earnings per share of $1.18, $.97 and $.78, for fiscal years 2001, 2000 and 1999, respectively.

11. Legal Matters

   There are various claims, lawsuits and pending actions against Too incident to the operations of its business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on Too's results of operations, cash flows or financial position.

                                   Too, Inc.
           Notes to Consolidated Financial Statements -- (Continued)


12. Quarterly Financial Data

                                                    First    Second   Third    Fourth
(Unaudited, in thousands except per-share amounts) -------- -------- -------- --------
          2001
          Net sales............................... $136,657 $125,468 $148,763 $191,801
          Gross income............................   44,963   40,974   51,382   80,203
          General, administrative and
            store operating expenses..............   38,516   35,720   37,968   38,772
          Net income..............................    3,815    2,877    8,040   24,831
          Earnings per share--basic............... $   0.12 $   0.09 $   0.26 $   0.79
          Earnings per share--diluted............. $   0.12 $   0.09 $   0.25 $   0.77
          Market price per share:
             -- High.............................. $  21.53 $  27.40 $  29.10 $  30.23
             -- Low............................... $  15.27 $  18.43 $  18.00 $  23.00
             -- Close............................. $  19.04 $  23.20 $  27.35 $  27.16

                                                    First    Second   Third    Fourth
                                                   -------- -------- -------- --------
          2000 (1)
          Net sales............................... $118,753 $108,315 $133,829 $184,143
          Gross income............................   39,472   34,731   45,257   73,121
          General, administrative and
            store operating expenses..............   33,858   31,133   34,118   38,176
          Net income..............................    3,142    1,921    6,378   20,804
          Earnings per share -- basic............. $   0.10 $   0.06 $   0.21 $   0.68
          Earnings per share -- diluted........... $   0.10 $   0.06 $   0.20 $   0.66
          Market price per share:
             -- High.............................. $  36.25 $  32.38 $  29.00 $  23.75
             -- Low............................... $  15.50 $  17.75 $  19.13 $  11.00
             -- Close............................. $  29.94 $  22.00 $  23.75 $  18.60

--------
(1) In the fourth quarter 2000, the Company adopted Emerging Issues Task Force
    (EITF) No. 00-10 "Accounting for Shipping and Handling Fees and Costs" which changed its classification of shipping revenue. Amounts relating to shipping and handling billed to customers in a sale transaction are now classified as revenue. The Company considers related shipping and handling costs to be the direct shipping charges associated with catalog and e-commerce sales. Such costs are reflected in cost of goods sold, buying and occupancy costs. The Company also changed the classification of employee discounts as a reduction of revenue. Previously, shipping revenues and the related expenses and employee discounts were included in SG&A. Prior periods' financial statements presented for comparative purposes have been reclassified to comply with these new reporting guidelines. These reclassifications had no impact on the results of operations, cash flows or the financial position of the Company.

                     [This page intentionally left blank]

[Inside back cover artwork: images of Limited Too catazines; image of 'tween girls wearing Limited Too products; image of 'tween girls in bedroom decorated with Limited Too products; and image of mishmash interior.]

================================================================================

   No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer to, or a solicitation of, any person in any jurisdiction in which such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that information contained herein is correct as of any time subsequent to the date hereof.

                               2,400,000 Shares

[LOGO] Too, inc.

                                 Common Stock

                ----------------------------------------------

                                  PROSPECTUS

                ----------------------------------------------

                     Joint Lead and Book-Running Managers

   Bear, Stearns & Co. Inc.                                         JPMorgan

                               -----------------

                                         , 2002

================================================================================

                                    Part II

                    Information Not Required in Prospectus

Item 14. Other expenses of issuance and distribution.

   The following table sets forth the costs and expenses, payable by Too, Inc. in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission and National Association of Securities Dealers fees.


        Securities and Exchange Commission registration fees.. $  7,511
        National Association of Securities Dealers filing fees    8,665
        New York Stock Exchange listing fees..................    9,660
        Printing and engraving fee............................   95,000
        Accountants' fees and expenses........................  100,000
        Legal fees and expenses...............................  150,000
        Miscellaneous expenses (including roadshow expenses)..  154,164
                                                               --------
           Total.............................................. $525,000


Item 15. Indemnification of directors and officers.

   Delaware General Corporation Law, our certificate of incorporation and our bylaws contain provisions relating to the limitation of liability and indemnification of our directors and officers. We describe these provisions below.

   Our certificate of incorporation provides that our directors are not personally liable to us or our shareholders for monetary damages for breach of their fiduciary duties as directors to the fullest extent permitted by Delaware law. Existing Delaware law permits the elimination or limitation of directors' personal liability to us or our shareholders for monetary damages for breach of their fiduciary duties as directors, except liability for:

    .  any breach of a director's duty of loyalty to us or our shareholders

    . acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law

    .  any transaction from which a director derived improper personal benefit

    .  the unlawful payment of dividends

    .  unlawful stock repurchases or redemptions

   Because of these exculpation provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or that otherwise violate their fiduciary duties as directors, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are not available to shareholders, shareholders may not have an effective remedy against a director in connection with the director's conduct.

   Our bylaws also provide that we will indemnify and hold harmless any person who was or is a party or is threatened to be made a party to, or is involved in, any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that the person:

    .  is or was one of our directors or officers

    . is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body to the fullest extent permitted by Delaware law. We will also pay the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law. This right to indemnification is a contract right. We may, by action of our board, provide indemnification to our employees and agents to the extent and to the effect that our board determines to be appropriate and authorized by Delaware law.

   We maintain insurance on behalf of any person who:

    .  is or was one of our directors, officers, employees or agents

    . is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by the person in any such capacity, or arising out of the person's status as such, whether or not we would have the power or obligation to indemnify the person against such liability under our bylaws.

Item 16. Index to exhibits.

The following exhibits are filed herewith unless otherwise indicated:


Exhibit
  No.   Document
------- -------------------------------------------------------------------------------------------------------
 1.1.   Form of Underwriting Agreement *
 4.1.   Specimen Certificate of Common Stock of Too, Inc. (incorporated by reference to Exhibit 4.1 to our
        Current Report on Form 8-K filed October 1, 1999)
 4.2.   Rights Agreement, dated as of August 14, 2001, by and between Too, Inc. and EquiServe Trust
        Company, N.A., as Rights Agent, and which includes as Exhibit A thereto the form of Certificate of
        Designations of Series A Junior Participating Cumulative Preferred Stock, as Exhibit B thereto the form of Rights Certificate, and as Exhibit C thereto the Summary of Rights (incorporated by reference to
        Exhibit 4.1 to our Current Report on Form 8-K filed August 27, 2001)
 5.1.   Opinion of Porter, Wright, Morris & Arthur LLP *
23.1.   Consent of Porter, Wright, Morris & Arthur LLP (included in Exhibit 5.1)
23.2.   Consent of PricewaterhouseCoopers LLP
24.1.   Power of attorney *

--------

*  Previously Filed

Item 17. Undertakings.

   (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of this form; and

   (2) the registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (e) The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  Signatures


   Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Columbus, State of Ohio, on May 13, 2002.



Date: May 13, 2002


                                       By:  /s/ Michael W. Rayden
                                           -------------------------------------
                                           Michael W. Rayden
                                           Chairman of the Board of Directors,
                                           President and Chief Executive Officer




   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on May 13, 2002:



   Signature              Title
   ---------------------- -------------------

   /s/ Michael W. Rayden  Chairman of the Board of Directors, President
   -----------------------
   Michael W. Rayden      and Chief Executive Officer (Principal Executive
                          Officer)

   /s/ Kent A. Kleeberger Director, Secretary and Treasurer, Executive
   -----------------------
   Kent A. Kleeberger     Vice President - Chief Financial Officer, Logistics
                          and Systems (Principal Financial Officer and
                          Principal Accounting Officer)

   *                      Director
   -----------------------
   Nancy J. Kramer

   *                      Director
   -----------------------
   David A. Krinsky

   *                      Director
   -----------------------
   Philip E. Mallott

   *                      Director
   -----------------------
   Kenneth J. Strottman



*  Pursuant to Power of Attorney previously filed with the Commission.




/s/ Kent A. Kleeberger Attorney-in-Fact
-----------------------
Kent A. Kleeberger

                               Index to Exhibits


Exhibit
  No.   Document
------- -----------------------------------------------------------------------------------------------------
 1.1    Form of Underwriting Agreement *
 4.1    Specimen Certificate of Common Stock of Too, Inc. (incorporated by reference to Exhibit 4.1 to our
        Current Report on Form 8-K filed October 1, 1999)
 4.2    Rights Agreement, dated as of August 14, 2001, by and between Too, Inc. and EquiServe Trust
        Company, N.A., as Rights Agent, and which includes as Exhibit A thereto the form of Certificate of
        Designations of Series A Junior Participating Cumulative Preferred Stock, as Exhibit B thereto the form of Rights Certificate, and as Exhibit C thereto the Summary of Rights (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed August 27, 2001)
 5.1    Opinion of Porter, Wright, Morris & Arthur LLP *
23.1    Consent of Porter, Wright, Morris & Arthur LLP (included in Exhibit 5.1)
23.2    Consent of PricewaterhouseCoopers LLP
24.1    Power of attorney *

--------

*  Previously filed